Form 10-K, Exhibit 13
period 1993-11-30
EAGLE PICHER INDUSTRIES INC
filed 1994-02-28
CIK 30927

                                                                      Exhibit 13

                  EXCERPTS from Eagle-Picher Industries, Inc.

                       1993 Annual Report to Shareholders



5) The treatment under the Plan of asbestos property damage, lead and silica claims is to be negotiated. Additionally, the Plan will provide that convenience claims, general unsecured claims of $500 or less, will be paid in full.

Following the negotiations with the other Committees and with respect to asbestos property damage, lead and silica claims, the Company intends to file a plan with the Bankruptcy Court and proceed to confirmation in accordance with the provisions of the Bankruptcy Code, including soliciting creditor and shareholder acceptances. Implementation of the agreement and the treatment of claims and interests as set forth above is subject to confirmation of the Plan in accordance with the provisions of the Bankruptcy Code. Parties in interest in the chapter 11 case may challenge the Plan and its basis, including the magnitude of the asbestos-related personal injury claims.

After the Company's announcement of November 10, 1993, the New York Stock Exchange ("NYSE") suspended trading in the common stock of Eagle-Picher and announced on November 15, 1993, that it would make application to the Securities and Exchange Commission to delist the issue. The NYSE indicated that the action was taken because the Company does not meet the NYSE's continued listing criteria. The Company requested a hearing to review the NYSE's action and as of this writing such hearing had not been held. As of November 30, 1993, the Company's common stock was being traded on the Over-the-Counter market under the symbol "EPIH."

CONSOLIDATED STATEMENT OF INCOME (LOSS)

Eagle-Picher Industries, Inc.

                                                    Years Ended November 30
                                                  ---------------------------
(In thousands of dollars, except per share)        1993      1992        1991
- -----------------------------------------------------------------------------------
NET SALES                                      $  661,452   $611,458    $598,631

OPERATING COSTS AND EXPENSES
Cost of products sold                             548,605    497,341     510,736
Selling and administrative                         69,093     67,557      69,046
                                                ---------   --------    --------
                                                   617,698    564,898     579,782
                                                ---------   --------    --------


OPERATING INCOME                                   43,754     46,560      18,849

Provision for asbestos litigation              (1,135,500)      -           -
Provision for environmental and other claims      (41,436)    (2,000)       (500)
Loss on disposition of operations                    -          -        (12,326)
Interest expense (contractual
  interest of $9,369 in 1993, $10,193
  in 1992 and $12,624 in 1991)                     (2,070)    (2,691)     (5,873)
Other expense                                        (174)      (945)       (938)
                                                 ---------   --------    --------

INCOME (LOSS) BEFORE REORGANIZATION
  ITEMS, TAXES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                  (1,135,426)    40,924        (788)

REORGANIZATION ITEMS                               (4,344)    (9,038)    (12,124)
                                                ---------   --------    --------

INCOME (LOSS) BEFORE TAXES AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE       (1,139,770)    31,886     (12,912)
INCOME TAXES                                        5,000      3,000       2,900
                                                ---------   --------    --------

INCOME (LOSS) BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                  (1,144,770)    28,886     (15,812)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  FOR POSTRETIREMENT BENEFITS                     (12,598)      -           -
                                                ---------   --------    --------

NET INCOME (LOSS)                             $(1,157,368)  $ 28,886    $(15,812)
                                              ===========   ========    ========

INCOME (LOSS) PER SHARE:
  INCOME (LOSS) BEFORE CUMULATIVE EFFECT
    OF ACCOUNTING CHANGE                         $(103.78)    $ 2.63      $(1.44)

  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
    FOR POSTRETIREMENT BENEFITS                     (1.14)       -           -
                                                  -------     ------      ------

    NET INCOME (LOSS)                            $(104.92)    $ 2.63      $(1.44)
                                                 ========     ======      ======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Eagle-Picher Industries, Inc.

                                                                             Years Ended November 30
                                                                            -------------------------
(In thousands of dollars)                                                     1993           1992          1991

- -------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                        $(1,157,368)  $ 28,886  $(15,812)
   Adjustments to reconcile net income (loss)
      to net cash provided by (used in) operating
      activities:
         Provision for asbestos litigation                                    1,135,500       -         -
         Provision for environmental and
           other claims                                                          41,436      2,000       500
         Cumulative effect of accounting change                                  12,598       -         -
            Depreciation and amortization                                        24,955     24,655    24,142
             Loss on disposition of operations                                     -          -       12,326

            Changes in assets and liabilities, net of
               effects of divestitures:
                 Receivables                                                    (10,764)       579     8,253
                 Income tax refund receivable                                       101     (1,290)   13,799
                 Due from insurance carriers                                       -         4,377     5,309
                 Inventories                                                     (4,098)     1,787     8,508
                 Deferred income taxes                                          (12,137)    (4,574)      109
                 Accounts payable                                                 5,539      1,263   (17,685)
                 Asbestos liability                                                  78     (1,203)   (9,687)
                 Other                                                            2,111     (8,439)    9,038
                                                                            -----------   --------  --------

                 Net cash provided by
                     operating activities before
                     changes in liabilities from
                     reorganization activities                                   37,951     48,041    38,800

         Changes in liabilities from reorganization
           activities:
                 Accounts payable                                                   342      3,372    39,421
                 Accrued liabilities                                               (617)      (616)    8,692
                                                                             -----------   --------  --------

                 Net cash provided by
                     operating activities                                        37,676     50,797    86,913

CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from disposal of fixed assets                                          540      2,016     1,060
    Capital expenditures                                                        (28,512)   (21,583)  (24,326)
    Other                                                                          (205)      (664)    2,424
                                                                             -----------   --------  --------

                 Net cash used in investing activities                          (28,177)   (20,231)  (20,842)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of long-term debt                                                       810      2,243     1,969
   Reduction of long-term debt                                                   (4,007)    (8,972)  (10,153)
   Borrowings under revolving credit agreement                                      -         -       10,100
   Repayments under revolving credit agreement                                      -         -      (29,800)
   Issuance of common shares                                                        156       -         -
                                                                             -----------   --------  --------

                 Net cash used in financing activities                           (3,041)    (6,729)  (27,884)
                                                                             -----------   --------  --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                        6,458          23,837        38,187
                                                                              --------        --------      --------

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                    78,116          54,279        16,092
                                                                              --------        --------      --------

CASH AND CASH EQUIVALENTS, END OF YEAR                                        $ 84,574        $ 78,116      $ 54,279
                                                                              ========        ========      ========





See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Eagle-Picher Industries, Inc.


ASSETS
                                                                 November 30
                                                               -----------------
(In thousands of dollars)                                      1993         1992
- ----------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                    $ 84,574     $ 78,116
Receivables, less allowances of $1,182
   in 1993 and $1,297 in 1992                                  97,586       86,822
Income tax refund receivable                                    3,275        3,376
Inventories                                                    68,306       64,208
Deferred income taxes                                            -          11,297
Prepaid expenses                                                8,283        8,159
                                                             --------     --------

      TOTAL CURRENT ASSETS                                    262,024      251,978
                                                             --------     --------


PROPERTY, PLANT AND EQUIPMENT
Land and land improvements                                     11,660       11,322
Buildings                                                      75,749       75,520
Machinery and equipment                                       274,931      263,787
Construction in progress                                       13,392        8,191
                                                             --------     --------
                                                              375,732      358,820

Less accumulated depreciation                                 241,331      224,898
                                                             --------     --------

      NET PROPERTY, PLANT AND EQUIPMENT                       134,401      133,922
                                                             --------     --------


DEFERRED INCOME TAXES                                          29,924         -


OTHER ASSETS                                                   33,011       33,535
                                                             --------     --------



      TOTAL ASSETS                                           $459,360     $419,435
                                                             --------     ========



See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
                                                                 November 30
                                                               -----------------
                                                               1993         1992
- ----------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                             $ 32,365     $ 26,826
Compensation and employee benefits                             12,167       10,805
Long-term debt - current portion                                2,737        3,462
Income taxes                                                    5,613        5,077
Other accrued liabilities                                      21,918       23,042
                                                             --------     --------

     TOTAL CURRENT LIABILITIES                                 74,800       69,212
                                                             --------     --------


LIABILITIES SUBJECT TO COMPROMISE                           1,656,563      479,576

LONG-TERM DEBT, less current portion                           21,712       25,033

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                    20,209         -

OTHER LONG-TERM LIABILITIES                                     3,282        4,572
                                                             --------     --------

     TOTAL LIABILITIES                                      1,776,566      578,393
                                                            ---------     --------
SHAREHOLDERS' EQUITY (DEFICIT)
Preference stock - no par value.
   Authorized 873,457 shares; none issued                        -            -

Common stock - $1.25 par value per share.
   Authorized 30,000,000 shares; issued
   11,125,000 shares                                           13,906       13,906

Additional paid-in capital                                     36,378       37,644

Accumulated deficit                                        (1,365,867)    (208,499)

Foreign currency translation                                      290        1,326
                                                             --------     --------

                                                           (1,315,293)    (155,623)

Cost of 84,068 and 146,568 common treasury shares              (1,913)      (3,335)
                                                             --------     --------


     TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                  (1,317,206)    (158,958)
                                                           ----------     --------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)    $459,360     $419,435
                                                             ========     ========





See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

Eagle-Picher Industries, Inc.


                                                                                                               TOTAL
                                                   ADDITIONAL                    FOREIGN                   SHAREHOLDERS'
                                        COMMON       PAID-IN      ACCUMULATED    CURRENCY     TREASURY        EQUITY
(In thousands of dollars)                STOCK       CAPITAL        DEFICIT     TRANSLATION     STOCK        (DEFICIT)
- -----------------------------------------------------------------------------------------------------------------------
BALANCE NOVEMBER 30, 1990               $13,906       $37,644     $  (221,573)      $1,876      $(3,335)      $(171,482)
   Net loss                                   -             -         (15,812)           -            -         (15,812)
   Foreign currency translation               -             -               -         (736)           -            (736)
                                        --------------------------------------------------------------------------------

BALANCE NOVEMBER 30, 1991                13,906        37,644        (237,385)       1,140       (3,335)       (188,030)
   Net income                                 -             -          28,886            -            -          28,886
   Foreign currency translation               -             -               -          186            -             186
                                        --------------------------------------------------------------------------------

BALANCE NOVEMBER 30, 1992                13,906        37,644        (208,499)       1,326       (3,335)         (158,958)
   Net loss                                   -             -      (1,157,368)           -            -        (1,157,368)
   Stock options                              -        (1,266)              -            -        1,422               156
   Foreign currency translation               -             -               -       (1,036)           -            (1,036)
                                        --------------------------------------------------------------------------------

BALANCE NOVEMBER 30, 1993               $13,906       $36,378     $(1,365,867)      $  290      $(1,913)      $(1,317,206)
                                        ================================================================================


See accompanying notes to consolidated financial statements.

QUARTERLY DATA



(Unaudited)
(In thousands of dollars, except per share)
- ---------------------------------------------------------------------------------------------------------
1993                           FIRST           SECOND            THIRD           FOURTH              YEAR
- ---------------------------------------------------------------------------------------------------------
NET SALES                   $146,971         $176,366         $162,228         $175,887          $661,452
- ---------------------------------------------------------------------------------------------------------
OPERATING INCOME               8,390           14,100           10,384           10,880            43,754
- ---------------------------------------------------------------------------------------------------------
INCOME (LOSS):
- ---------------------------------------------------------------------------------------------------------
  BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE  6,404 (1)       11,515 (1)        8,006(1)    (1,170,695)(2)    (1,144,770)
- ---------------------------------------------------------------------------------------------------------
  CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE          (12,598)(1)            -                -                -           (12,598)
- ---------------------------------------------------------------------------------------------------------
  NET INCOME (LOSS)           (6,194)          11,515            8,006       (1,170,695)       (1,157,368)
- ---------------------------------------------------------------------------------------------------------
INCOME (LOSS) PER SHARE:
- ---------------------------------------------------------------------------------------------------------
  BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE    .59 (1)         1.04 (1)          .73 (1)      (106.14)(2)       (103.78)
- ---------------------------------------------------------------------------------------------------------
  CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE         (1.14) (1)           -                -                -             (1.14)
- ---------------------------------------------------------------------------------------------------------
  NET INCOME (LOSS)             (.55)            1.04              .73          (106.14)          (104.92)
- ---------------------------------------------------------------------------------------------------------
COMMON STOCK PRICE (NYSE)
  HIGH                         4                3-5/8            3                2-5/8            4
- ---------------------------------------------------------------------------------------------------------
  LOW                          2-1/8            2-1/4            2-1/8             --  (3)         --     (3)
- ---------------------------------------------------------------------------------------------------------
1992                           First           Second            Third           Fourth              Year
- ---------------------------------------------------------------------------------------------------------
Net Sales                   $134,221         $160,537         $155,371         $161,329          $611,458
- ---------------------------------------------------------------------------------------------------------
Operating Income               7,054           14,081           12,676           12,749            46,560
- ---------------------------------------------------------------------------------------------------------
Net Income                     4,076            9,290            8,246            7,274            28,886
- ---------------------------------------------------------------------------------------------------------
Net Income Per Share             .37              .85              .75              .66              2.63
- ---------------------------------------------------------------------------------------------------------
Common Stock Price (NYSE)
  High                         2 5/8            2 5/8            2 3/4            2 5/8             2 3/4
- ---------------------------------------------------------------------------------------------------------
  Low                          15/16            2                2 1/8            2 1/8             15/16
- ---------------------------------------------------------------------------------------------------------

(1) During the fourth quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers'
Accounting for Postretirement Benefits," retroactively to December 1, 1992.  Besides the cumulative aftertax charge of $12.6 million, this accounting change reduced previously reported income by $254,000 in the first quarter ($.02 per share), $254,000 in the second quarter ($.02 per share) and $250,000 in the third quarter ($.02 per share).  The Company also adopted Statement of
Financial Accounting Standards No. 109, "Accounting for Income Taxes."  The impact of adopting this standard on previously reported income was not material.

(2) On November 9, 1993, the Company reached an agreement on the principal elements of a joint plan of reorganization (see Note B)
that provides a basis for the Company to emerge from chapter 11.  The agreement contemplates a settlement of the Company's liability for all present and future asbestos-related personal injury claims.  As a consequence of the proposed settlement, the Company recorded a provision to its income statement of $1.135 billion to increase its asbestos liability subject to compromise to $1.5 billion.  The Company also recorded a provision for environmental and other claims of $41.4 million in the fourth quarter.

(3) As a result of the Company's announcement on November 10, 1993 regarding the agreement, the New York Stock Exchange suspended trading of the Company's common stock, and on November 15, 1993, announced that it would make application to the Securities and
Exchange Commission to delist the issue.  Consequently, the stock has not been traded on an organized exchange since that date, nor is the stock regularly quoted in the automated quotation system of a registered securities association.  Therefore, common stock prices beyond November 10, 1993 have not been included above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the consolidated financial statements are summarized below. These policies conform to generally accepted accounting principles and have been consistently applied.

The Company has accounted for all transactions related to the chapter 11 proceedings in accordance with Statement of Position 90-7 ("SOP 90- 7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," issued by the American Institute of Certified Public Accountants. Accordingly, liabilities subject to compromise under the chapter 11 proceedings have been segregated on the consolidated balance sheet and are recorded at the amounts that have been or are expected to be allowed on known claims rather than estimates of consideration those claims may receive in a plan of reorganization. In addition, the consolidated statements of income (loss) and cash flows separately disclose expenses and cash transactions, respectively, related to the chapter 11 proceedings.

Principles of Consolidation
The consolidated financial statements include the accounts of all of the Company's subsidiaries. Intercompany accounts and transactions have been eliminated.

Separate condensed combined financial statements of the entities in chapter 11 have not been presented because they represent a substantial portion of the Company. Additionally, entities not in chapter 11 represent identifiable investments of those entities in chapter 11 and are therefore subject to the chapter 11 process.

Cash and Cash Equivalents

Marketable securities with original maturities of three months or less are considered to be cash equivalents. The carrying amount reported in the Consolidated Balance Sheet approximates fair value.
                                     - 14 -

Concentrations of Credit Risk
Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable. The Company's customer base includes all significant automotive manufacturers and their first tier suppliers in North America and Europe. Although the Company is directly affected by the well-being of the automotive industry, management does not believe significant credit risk existed at November 30, 1993.

Inventories
Inventories are valued at the lower of cost or market, which approximates current replacement cost. The last-in first-out ("LIFO") method of valuation was used for a substantial portion of inventories.

Property, Plant and Equipment
The Company records investments in land and land improvements, buildings and machinery and equipment at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred.

The Company provides for depreciation of plant and equipment using the straight-line method over the estimated lives of the assets.

Cost in Excess of Net Assets Acquired
Amounts are being amortized using the straight-line method primarily over 40 years.

Retirement Plans
Pension or profit sharing retirement plans cover substantially all of the Company's employees.

Postretirement Benefits Other Than Pensions
Effective December 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 ("FAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires that the Company charge the expected cost of retiree health benefits to
                                     - 14 -

expense during the years employees render service. In prior years, the Company recognized these benefits on a pay-as-you-go basis.

Income Taxes
Effective December 1, 1992, the Company implemented the provisions of Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes," which changes the criteria for recognizing deferred tax assets on the balance sheet. In 1992 and 1991, the Company accounted for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 96 ("FAS 96"), "Accounting for Income Taxes."
                                     - 14 -
Foreign Currency Translation
Adjustments resulting from translation of foreign currency financial statements generally are excluded from the results of operations and accumulated in a separate component of shareholders' equity (deficit). Gains and losses from foreign currency transactions are included in the determination of net income
(loss) and were not material.

Reclassifications
Certain prior year amounts have been reclassified to conform with current year financial statement presentation.
B.  PROCEEDINGS UNDER CHAPTER 11
On January 7, 1991 (the "petition date"), Eagle-Picher Industries, Inc. (the "Company") and seven of its domestic subsidiaries each filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code ("chapter 11") with the United States Bankruptcy Court for the Southern District of Ohio, Western Division, in Cincinnati, Ohio (the "Bankruptcy

Court"). Each filing entity is currently operating its business as a debtor in possession in accordance with the provisions of the Bankruptcy Code.

The chapter 11 filings were the consequence of a cash shortfall resulting from the Company's inability to satisfy certain immediate asbestos litigation liabilities. As a result of the chapter 11 filings, substantially all litigation pending against the Company as of the petition date is stayed and
                                     - 15 -
no party may take any action to recover a pre-petition claim, except pursuant to further order of the Bankruptcy Court.

An Unsecured Creditors' Committee, an Injury Claimants' Committee ("ICC"), an Equity Security Holders' Committee and a Legal Representative for Future Claimants ("RFC") have been appointed in the chapter 11 cases. An unofficial asbestos co-defendants' committee has also been participating in the chapter 11 cases. In accordance with the provisions of the Bankruptcy Code, these parties have the right to be heard with respect to transactions outside the ordinary course of business. The official committees and the RFC are the primary parties with whom the Company is negotiating the terms of a plan of reorganization. In June 1992, a mediator was appointed by the Bankruptcy Court to assist the constituencies in their negotiations.

The Bankruptcy Court established a bar date of October 31, 1991 for all pre-petition claims against the Company other than those arising from the sale of asbestos-containing products. The bar date is the date by which claimants who disagree with the amounts recorded as owed to them by the Company must file a proof of claim against the Company. Substantially all of the general claims filed by vendors, note holders and other miscellaneous parties pursuant to this bar date have been reconciled by the Company. The reconciled claims have been allowed as pre-petition claims against the Company's estate. A small number of such claims remains to be resolved; however, the Company does not expect the effect of their resolution to be material. See Note M for further information regarding certain environmental and other litigation claims which were also filed pursuant to the October 31,

1991 bar date. In addition, the Bankruptcy Court established a bar date of September 30, 1992 for all present asbestos-related claims. See Note L for further information about asbestos-related claims.

On November 9, 1993, the Company reached an agreement on the principal elements of a joint plan of reorganization that provides a basis for the Company and its subsidiaries to emerge from chapter 11. The agreement is with the ICC and the RFC, the representatives of the holders of present and
                                     - 15 -
future asbestos-related and other toxic tort claims in the Company's chapter 11 case, and was reached with the assistance of the mediator appointed by the Bankruptcy Court.

The agreement contemplates a settlement of the Company's liability for all present and future asbestos-related personal injury claims. These claims would be channeled to and resolved by a claims administration trust that would receive cash, debt securities and substantially all of the common stock of the reorganized Company under a plan of reorganization (the "Plan"). As a consequence of the proposed settlement, the Company recorded a provision in the fourth quarter of 1993 of $1.135 billion to increase the asbestos liability subject to compromise to $1.5 billion.

The Company also recorded a provision of $41.4 million in 1993 for environmental and other litigation claims in anticipation of settlement of such claims (see Note M).
                                     - 15 -
Liabilities incurred by the Company as of the petition date and subject to compromise under a plan of reorganization are separately classified in the Consolidated Balance Sheet and include the following:

                                              (In thousands of dollars)
                                                 1993             1992
                                                 ----             ----
     Asbestos liability - Note L            $ 1,500,029      $   364,451
     Long-term debt - Note F                     62,004           61,756

     Accounts payable                            43,135           42,793
     Accrued liabilities - Note M                51,395           10,576
                                              ---------        ---------
                                            $ 1,656,563      $   479,576
                                              =========        =========

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The liabilities subject to compromise listed above have been reported on the
                                     - 16 -
basis of the expected amount of the allowed claims even though they may be settled for lesser amounts. Upon confirmation of a plan of reorganization, the Company would utilize the fresh-start reporting principles contained in SOP 90-7, which would result in adjustments relating to the amounts and classification of recorded assets and liabilities, determined as of the plan confirmation date. At this date, because no plan of reorganization has been filed with the court, the Company cannot be certain of the terms and provisions thereof. However, the Company believes that the ultimate consideration to be received by the unsecured creditors will be substantially less than the amounts shown in the accompanying Consolidated Balance Sheet.

The agreement on the principal elements of a joint plan of reorganization discussed above provides that the Company, the ICC and the RFC will negotiate with the Unsecured Creditors' Committee and the Equity Security Holders' Committee with the goal of developing a consensual plan of reorganization. If such a consensual plan cannot be achieved, the agreement provides that a plan will be filed under which holders of pre-petition unsecured claims, other than asbestos, lead and silica-related claims, will receive 30% of their allowed claims in value, and no distribution would be made to the Company's existing common shareholders whose shares would be canceled. Under the Bankruptcy Code, shareholders are not entitled to any distribution under a plan of reorganization unless all classes of pre-petition creditors receive satisfaction in full of their allowed claims or accept a plan which allows shareholders to participate in the reorganized company or to receive a distribution. The treatment under the Plan of asbestos property damage, lead and silica claims is to be negotiated.

Following the negotiations described above, the Company intends to file a plan of reorganization with the Bankruptcy Court and proceed to confirmation in accordance with the provisions of the Bankruptcy Code, including soliciting the requisite creditor and shareholder acceptances. Implementation of the agreement and the treatment of claims and interests as provided therein is subject to confirmation of the Plan in accordance with
                                     - 16 -
the provisions of the Bankruptcy Code.

The net expense resulting from the Company's chapter 11 filings has been segregated from expenses related to ordinary operations in the accompanying consolidated financial statements and includes the following:

                                              (In thousands of dollars)
                                              1993       1992      1991
                                              ----       ----      ----
     Professional fees                      $ 5,921    $ 8,996   $ 9,584
     Employee retention plan                   -          -        1,500
     Debt financing costs                      -           476     1,397
     Other expenses                             807      1,823     1,259
     Interest income                         (2,384)    (2,257)   (1,616)
                                            -------    -------   -------
                                            $ 4,344    $ 9,038   $12,124
                                            =======    =======   =======



Interest income is attributable to the accumulation of cash and cash equivalents subsequent to the petition date.

C.  DISPOSITIONS
The Company closed its Mat Division in Willoughby, Ohio in October 1991 and subsequently sold the assets. A provision of $10,000,000 or $.91 per share was recorded in 1991 for the costs of that closure. Sales for this operation in 1991 were $23,060,000 and pre-tax losses in 1991, excluding the provision for closure, were $6,560,000. In 1991, the Company also made provisions totaling $2,326,000 for the disposition of other operations and properties.
                                     - 16 -

D.  INVENTORIES
Inventories consisted of:

                                                  (In thousands of dollars)
                                                      1993           1992
                                                    -------        --------
         Raw materials and supplies                $ 39,319        $ 33,404
         Work-in-process                             25,381          25,646
         Finished goods                              13,983          15,193
                                                    -------        --------
                                                     78,683          74,243
         Allowance to value inventory at
            cost on the LIFO method                  10,377          10,035
                                                   --------        --------
                                                   $ 68,306        $ 64,208
                                                   ========        ========

The percentage of inventories valued using the LIFO method was 79% in 1993 and 71% 1992. The effects of liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years were not material in 1993 and 1992. In 1991, these liquidations increased pre-tax income by $1,099,000.

E.  OTHER ASSETS
Other assets consisted of:

                                                                   (In thousands of dollars)
                                                                    1993            1992
                                                                    ----            ----
    Cost in excess of net assets acquired,
      net of accumulated amortization of
      $3,580 in 1993 and $3,132 in 1992                          $ 12,900         $ 13,348
    Notes receivable                                                6,273            8,115
    Prepaid pension cost - Note J                                   7,019            6,780
    Other                                                           6,819            5,292
                                                                 --------         --------
                                                                 $ 33,011         $ 33,535
                                                                 ========         ========

Notes receivable include $4,550,000 received as partial consideration for the sale of a division. This note is payable in two equal installments in 1997 and 1998 and bears interest at 8% with the first interest payment due in August 1994.

F.  LONG-TERM DEBT AND SHORT-TERM BORROWINGS
In October 1992, the Bankruptcy Court approved a debtor in possession financing agreement which provides a $40,000,000 committed revolving credit

                                     - 17 -
facility ("Facility"). The Facility replaced the $42,000,000 committed revolving credit facility provided by a debtor in possession financing agreement approved in May 1991. The entire amount of the Facility is available for both cash borrowings and letters of credit and expires on the earlier of December 31, 1994 or the effective date of a confirmed plan of reorganization. Letters of credit totaling $34,091,000 and $33,195,000 were outstanding on November 30, 1993 and 1992, respectively, leaving the Company with $5,909,000 and $6,805,000, respectively, in available borrowing capacity under the Facility. There were no cash borrowings at any time in 1993 or 1992 under either of these facilities.

The annual rate of interest under this Facility is the agent bank's prime rate plus 1-1/2%. Fees for letters of credit are 1-1/2% to 2-1/2% per annum and a
commitment fee equal to 1/2% per annum is due on the unused portion.   The
obligations are secured by accounts receivable and inventories and are afforded administrative priority under the Bankruptcy Code. The Company has had sufficient collateral to borrow the maximum amount under this Facility. The Facility also contains affirmative and negative covenants which include, among other things, limitations on capital expenditures and additional borrowings and minimum quarterly and annual cash flow requirements. The Company has been in compliance with these covenants.

Repayments of pre-petition debt obligations may be made only with the approval of the Bankruptcy Court. The Bankruptcy Court has approved payments by the Company with respect to certain pre-petition secured debt obligations in order to provide the holders of such obligations with adequate protection of their interests in their collateral security. These adequate protection payments generally have been in the form of principal payments paid over the remaining lives of the collateral assets in an aggregate amount equal to the determined market value of those assets. The amount by which the original obligation and pre-petition accrued interest exceeds the collateral value is deemed to be a general unsecured claim. These claims are included in liabilities subject to compromise. Interest expense has not been recorded on these obligations for the post-petition period because interest is not
                                     - 17 -
payable. Interest on undersecured and other unsecured pre-petition debt obligations would have been $7,299,000 in 1993, $7,502,000 in 1992, and $6,751,000 for the post-petition period in 1991. Due to the extenuating circumstances involving both secured and unsecured long-term debt as a result of the chapter 11 filings and the anticipated reorganization, it is not practicable to estimate the fair value of long-term debt which is described below.
                                     - 17 -
     Long-term debt consisted of:

                                                    (In thousands of dollars)
                                                         1993        1992
                                                         ----        ----
     9-1/2% Sinking fund debentures, due
       2017                                          $  50,000   $  50,000
     Industrial revenue bonds                           18,200      18,275
     Secured notes                                      15,005      16,515
     Debt of foreign subsidiaries                        2,684       4,840
     Other                                                 564         621
                                                       -------     -------

                                                        86,453      90,251
     Less:
       Current portion                                   2,737       3,462
       Subject to compromise                            62,004      61,756
                                                       -------     -------

     Long-term debt, less current portion            $  21,712   $  25,033
                                                       =======     =======


     Unsecured debt included in liabilities
       subject to compromise consisted of:

       Sinking fund debentures                       $  50,000    $ 50,000
       Industrial revenue bonds                          7,500       7,500
       Unsecured portion of secured notes                4,132       3,884
       Other                                               372         372
                                                       -------     -------

                                                     $  62,004    $ 61,756
                                                       =======     =======

Interest rates averaged 7% in 1993, 8% in 1992, and 9% in 1991 on the industrial revenue bonds, foreign and other long-term debt, which were to mature at various dates through 2004.

Interest rates averaged approximately 11% in 1993, 1992, and 1991 on the secured notes which were due to mature at various dates through 1999.

Long-term debt (excluding amounts subject to compromise) is scheduled to mature as follows: $2,737,000 in 1994, $1,901,000 in 1995, $1,640,000 in 1996,
$2,225,000 in 1997, and $1,648,000 in 1998.  The unsecured portion of
                                     - 18 -
long-term debt will be resolved in a plan of reorganization.

During 1993, 1992, and 1991, the Company paid interest of $2,100,000, $2,700,000, and $5,100,000, respectively.

G.  INCOME TAXES
The Company adopted FAS 109 in 1993. Like FAS 96, FAS 109 is an asset and liability method for accounting for income taxes. Generally, FAS 109 allows for at least the partial recognition of deferred tax assets in the current period for the future benefit of net operating loss carryforwards and items for which expenses have been recognized for financial statement purposes, but will be deductible in future periods. Generally, FAS 96 prohibited any consideration of future events in calculating deferred tax assets. Given the uncertainties surrounding the chapter 11 case, the Company does not believe that recognition of a significant portion of the deferred tax assets relating to the asbestos liability is appropriate at this time. Accordingly, a significant valuation allowance was provided at the time of adoption. As a result, the cumulative effect of this change in accounting for income taxes was not material and prior year financial statements have not been restated to apply the provisions of FAS 109. The effect of adopting FAS 109 on quarterly results in 1993 was also not material.

Total income tax benefit for the year ended November 30, 1993 of $1,490,000 consists of $5,000,000 expense from operations and $6,490,000 tax benefit of the cumulative effect of the change in accounting for postretirement benefits. The following is a summary of the components of income taxes (benefit) from operations:

                                                   (In thousands of dollars)
                                             1993             1992             1991
                                             ----             ----             ----
           Federal - current               $12,500          $4,200            $  900

             - deferred    (11,800)    (4,600)        100
           Foreign           2,700      2,700       2,300
     State and local         1,600        700        (400)
                          --------   --------    --------
                          $  5,000   $  3,000    $  2,900
                          ========   ========    ========

                                     - 18 -
The significant components of deferred income tax expense (benefit) attributable to income from operations are as follows:

                                                 (In thousands of dollars)
                                                1993        1992      1991
                                                ----        ----      ----
  Asbestos litigation, net of insurance
     proceeds                               $(397,500) $ (1,300)  $ 1,500

  Change in valuation allowance               404,900         -         -

  Environmental and other claims              (14,500)        -         -

  Utilization of accounting
     loss carryforward                              -    (8,300)        -

  Accounting losses for which
     deferred Federal income tax
     benefits could not be recognized               -         -     6,100

  Change in Federal income tax rate            (3,800)        -         -

  Utilization (reversal) of tax credits         1,300     4,100    (2,000)

  Liquidated operations                           400     2,300    (3,600)

  Depreciation                                 (1,100)   (2,300)   (1,200)

  Other                                        (1,500)      900      (700)
                                              --------  -------   -------

  Deferred tax expense (benefit)             $(11,800)  $(4,600)  $   100
                                             ========   =======   =======

                                     - 18 -
Components of deferred tax balances as of November 30, 1993 are as follows (in thousands of dollars):

Deferred tax liabilities:
     Property, plant and equipment                          $ (6,863)
     Prepaid pension                                          (2,457)
     Other                                                    (3,866)
                                                            --------
       Total deferred tax liabilities                        (13,186)
                                                            --------
  Deferred tax assets:
     Asbestos liability                                      525,010
     Accrued liabilities (including amounts
       subject to compromise)                                 25,742

     Postretirement benefit liability                          7,073
     Other                                                     4,848
                                                            --------
       Total deferred tax assets                             562,673
                                                            --------
     Valuation allowance                                    (519,563)
                                                            --------
       Net deferred tax assets                              $ 29,924
                                                            ========

                                     - 19 -
A significant portion of the net deferred tax asset at November 30, 1993 is expected to be recovered through the carryback of amounts which will become deductible when paid.

The differences between the total income tax expense from operations and the income tax expense (benefit) computed using the Federal income tax rate were as follows:

                                         (In thousands of dollars)
                                      1993           1992            1991
                                      ----           ----            ----
   Computed "expected" tax
     expense (benefit)            $(398,900)     $  10,800      $  (4,400)

   Change in valuation allowance    404,900              -              -

   Utilization of accounting
     loss carryforward                    -         (8,300)             -

   Accounting losses for which
     deferred Federal income tax
     benefits could not be recognized     -              -          6,100

   Change in Federal income tax rate (3,800)             -              -

   Tax rate differential              1,300            600            600

   Other                              1,500           (100)           600
                                   --------      ---------      ---------

   Total income tax expense        $  5,000      $   3,000      $   2,900
                                   ========      =========      =========


The Company received tax refunds in 1992 and 1991 of $1,400,000 and $17,500,000, respectively. The Company paid income taxes in 1993, 1992, and 1991 of $16,500,000, $11,300,000, and $4,700,000, respectively.

H.  INCOME (LOSS) PER SHARE
The calculation of net income (loss) per share is based upon the average number of common shares outstanding assuming the exercise of stock options.

The average number of shares used in the computation of net income (loss) per share was 11,030,515 in 1993 and 10,978,432 in 1992 and 1991.
                                     - 19 -

I.  COMMON STOCK OPTIONS
At November 30, 1993, there were outstanding common stock options under a 1990 and a 1983 plan each authorizing 450,000 shares. The options expire at various dates through 2000. No options could be exercised as of November 30, 1993.

Stock option transactions are summarized as follows:

                                            Shares         Option Price
                                            ------         ------------
       Outstanding at November 30, 1990     762,600      $ 2.50  to $24.25
            Expired                         (69,000)     $ 2.50  to $24.25

                                            -------          -------
       Outstanding at November 30, 1991     693,600      $ 2.50  to $14.50
            Expired                         (96,600)     $ 2.50  to $14.50

                                            -------          -------
       Outstanding at November 30, 1992     597,000      $ 2.50  TO $14.25
           Exercised                       (62,500)           $ 2.50
            Expired                         (15,000)          $ 2.50

                                            -------          -------
       Outstanding at November 30, 1993     519,500      $ 2.50  TO $14.25

There were 259,274 shares available for future grants at November 30, 1993.
                                     - 19 -

J.  RETIREMENT BENEFIT PLANS
Employees of the Company and its subsidiaries are covered by various pension or profit sharing retirement plans. The cost of providing retirement benefits was $849,000 in 1993, $1,734,000 in 1992, and $2,015,000 in 1991.

Plan benefits for salaried employees are based primarily on employees' highest five consecutive years' earnings during the last ten years of employment. Plan benefits for hourly employees are based on a dollar unit multiplied by the number of service years.
                                     - 19 -
Net periodic pension expense for the Company's defined benefit plans included the following components:

                                          (In thousands of dollars)
                                                      1993                   1992                 1991
                                                      ----                   ----                 ----
Service cost - benefits earned
   during the period                                $  3,924              $  3,204             $  3,329

Interest cost on projected
   benefit obligation                                 12,490                12,228               11,533

Actual gain on plan assets                           (20,658)              (26,536)             (29,360)

Net amortization and deferral                          3,943                11,978               15,763
                                                    --------              --------             --------

Net periodic pension expense                        $   (301)             $    874             $  1,265
                                                    ========              ========             ========


The plans' assets consist primarily of listed equity securities and publicly traded notes and bonds. The actual net return on plan assets was 11.3% in 1993, 15.4% in 1992, and 18.8% in 1991.

The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet at November 30:

                                              (In thousands of dollars)
                                              1993                 1992
                                              ----                 ----
Actuarial present value of:
     Vested benefit obligation              $(156,059)           $(134,792)
                                            =========            =========

     Accumulated benefit obligation         $(161,674)           $(140,477)
                                            =========            =========

     Projected benefit obligation           $(176,875)           $(156,713)

Plan assets at fair value                     188,380              178,081
                                            ---------            ---------

Projected benefit obligation
  less than plan assets                                        11,505         21,368

Unrecognized net (gain) loss                                    7,822         (1,905)

Unrecognized prior service cost (benefit)                        (754)            56

Unrecognized net asset at
  November 30                                                 (11,554)       (12,739)
                                                            ---------      ---------

Prepaid pension cost
  recognized in Consolidated
  Balance Sheet                                             $   7,019      $   6,780
                                                            =========      =========

The discount rate and weighted average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.0% and 4.2%, and 8.0% and 6.2%, respectively, at November 30, 1993 and 1992, respectively. The expected long-term rate of return on assets was 9.0% during 1993 and 1992.

The Company's funding policy is to fund amounts on an actuarial basis to provide for current and future benefits in accordance with the funding guidelines of ERISA.

K.  EMPLOYEE BENEFITS OTHER THAN PENSIONS
In addition to providing pension retirement benefits, the Company makes health care and life insurance benefits available to certain retired employees on a limited basis. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Eligible employees may elect to be covered by these health and life insurance benefits if they reach early or normal retirement age while working for the Company. In most cases a retiree contribution for health insurance coverage is required. The Company funds these benefit costs primarily on a pay-as-you-go basis.

In the fourth quarter of 1993, the Company adopted the provisions of FAS 106. The Company elected to recognize the accumulated postretirement benefit obligation of $19,088,000 retroactively to December 1, 1992 as an accounting change. On an aftertax basis, this charge was $12,598,000 or $1.14 per share. Previously reported quarterly results in 1993 have been restated to reflect the adoption of FAS 106 as of December 1, 1992. The adoption of FAS 106 had no impact on consolidated cash flows. In 1992 and
                                     - 20 -
1991, prior to adoption of FAS 106, the cost of retiree health care and life insurance benefits, net of retiree contributions, was approximately $911,000 and $503,000, respectively. The components of expense for 1993 were as follows (in thousands of dollars):

    Service cost - benefits earned
      during the period                          $   467

    Interest cost on accumulated
      postretirement benefit obligation            1,394
                                                 -------

    Net postretirement benefit expense           $ 1,861
                                                 =======

The accumulated postretirement benefit obligation at November 30, 1993 consisted of the following components:

     (In thousands of dollars)
    Retirees and dependents                      $13,545

    Eligible active participants                   2,011

    Other active participants                      6,743
                                                 -------

    Accumulated postretirement
      benefit obligation                          22,299

    Unrecognized net loss                         (2,090)
                                                 -------

    Accrued postretirement benefit cost          $20,209
                                                 =======



Benefit costs were estimated assuming retiree health care costs would initially increase at a 13% annual rate which
                                     - 20 -
decreases to an ultimate rate of 6% in 7 years. If this annual trend rate would increase by 1%, the accumulated postretirement obligation as of November 30, 1993 would increase by $2,375,000 with a corresponding increase of $102,000 in the postretirement benefit expense in 1993. The discount rate used in determining the accumulated postretirement obligation at December 1, 1992 was 7.5%. At November 30, 1993, the discount rate was 6.5%.

Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," will require companies to accrue postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or
                                     - 21 -
vest, payment of benefits is probable and the amount of the benefits can be reasonably estimated. The cost of the Company's postemployment benefits is currently recognized as incurred. When adopted, the Company believes the new standard will not have a material effect on the results of its operations or financial position.

L.  ASBESTOS LITIGATION AND CLAIMS
On November 9, 1993, the Company reached agreement on the principal elements of a joint plan of reorganization (the "Plan") with the Injury Claimants' Committee ("ICC") and the Legal Representative for Future Claimants ("RFC"). The agreement, reached with the assistance of a court-appointed mediator, provides, among other things, that all present and future asbestos-related personal injury claims will be channeled to and resolved by an independently administered claims trust. Similar plans of reorganization have been confirmed in the chapter 11 cases of certain other companies involved in asbestos litigation. The treatment under the Plan of asbestos property damage, lead and silica claims is to be negotiated.

Implementation of the agreement and the treatment of claims and interests as provided therein (including asbestos-related personal injury claims), is subject to confirmation of the Plan in accordance with the provisions of the Bankruptcy Code. In addition, a prerequisite to the effectiveness of the Plan is the issuance by the Bankruptcy Court of an order permanently prohibiting and enjoining all holders of asbestos- related personal injury claims from asserting or pursuing their claims against the reorganized Company; instead requiring that all such claims be asserted against and resolved by the independently administered trust. Parties in interest in the chapter 11 case may challenge the Plan and the basis therefor. While the

Company cannot predict when the Plan will be confirmed or become effective, it intends to pursue confirmation vigorously.

The asbestos-related claims, which consist of personal injury and property damage claims, are discussed below.

                                     - 21 -
Personal Injury

Prior to its chapter 11 filing, the Company had been named as a co-defendant in a substantial number of lawsuits brought by present or former insulators, shipyard workers, steel workers, tire workers and other persons alleging damage to their health from exposure to dust from asbestos-containing industrial insulation products. As a result of the chapter 11 filing by the Company, all such litigation is automatically stayed pursuant to section 362 of the Bankruptcy Code.

As of the petition date, there were approximately 67,800 asbestos-related personal injury claims outstanding against the Company. In fiscal 1991, prior to the imposition of the automatic stay on January 7, 1991, approximately 1,100 new claims were filed and the Company disposed of 1,000 claims. The average cost per disposed claim, excluding legal fees, was approximately $6,800. The total cost of this litigation in fiscal 1991, prior to the imposition of the stay, was $9,700,000.

The 1991 settlement of a claim with an insurance company and a favorable ruling from the Bankruptcy Court resulted in the reimbursement to the Company of $4,377,000 in 1992 and $5,309,000 in 1991 for asbestos-related losses and expenses paid in earlier years. At November 30, 1993, $314,000 of insurance coverage remained as due from insurance carriers with respect to asbestos-related claims.

The Bankruptcy Court set September 30, 1992 as the bar date for present asbestos-related claims. The Company implemented the Court-approved notice plan by sending out approximately 187,000 proof of claim forms to known claimants and their attorneys; by publishing the notice of the bar date twice in approximately 88 newspapers and other periodicals; and by providing visual and/or audio messages concerning such bar date to approximately 400 radio and 300 television stations to be used in public service announcements.
                                     - 21 -
All persons with a pre-petition asbestos-related claim were required to file a proof of claim by the bar date in order to participate in the reorganization cases. Approximately 160,000 proofs of claim were filed alleging personal injury. The Company believes that approximately 11,000 of these claims are duplicates or were filed by persons whose lawsuits were previously closed.

The vast majority of persons who had filed pre-petition lawsuits against the Company, which were pending as of the petition date, filed proofs of claim in the reorganization cases. Therefore, approximately 81,200 previously undisclosed claims were filed as a result of the bar date. The Company believes that most of the approximately 40,000 claimants who in 1991, pursuant to a previous Bankruptcy Court order, notified the Company of their intent to assert a claim against the Company, also filed claims pursuant to the bar date. The Company expects that additional asbestos-related personal injury claims will arise for several decades into the future. Holders of these claims were not required to file claims pursuant to the bar date. The Company cannot definitively estimate the number of such future claims at this time.

The agreement on the principal elements of the Plan contemplates a settlement of the Company's liability for all present and future asbestos-related personal injury claims. This may moot the Company's motion which sought authority to collect medical, occupational and product exposure information to evaluate the extent of such liability. No decision has yet been rendered with respect to this motion that was submitted to the Bankruptcy Court in April 1992.

The mediation to arrive at a consensual plan of reorganization, that began with the appointment of a mediator by the Bankruptcy Court in June 1992, is ongoing. The agreement on the principal elements of the Plan, which was reached with the assistance of the mediator, also provides that the Company, the ICC and the RFC will negotiate with the Unsecured Creditors' Committee and the Equity Security Holders' Committee, the other statutory committees appointed in the Company's chapter 11 case, with the goal of developing a consensual plan of reorganization. These negotiations have commenced under
                                     - 22 -
the direction of the mediator appointed by the Bankruptcy Court and the Company intends to proceed with these negotiations expeditiously.

Many of the asbestos-related claims filed in the chapter 11 case do not provide sufficient information to enable the Company to determine whether or not it has liability for the claim or to definitively value any such liability.
Similarly, the Company is not able to project precisely the number and value of future claims. The Company, however, is certain that it has significant liability with respect to the 160,000 proofs of claim which were filed against the Company pursuant to the September 30, 1992 bar date and which allege asbestos-related personal injury. The Company also is certain that there is significant liability with respect to future asbestos-related personal injury claims. After considering the significant costs that likely would be incurred in litigating the extent and nature of its asbestos-related personal injury liability, the uncertainty as to the outcome of such an exercise, the need to conserve the estate's assets for every creditor, and the benefits that would accrue to the Company's operations, customers, vendors, employees and host communities from the Company's timely emergence from chapter 11, the Board of Directors and management concluded that the settlement contemplated by the agreement on the principal elements of the Plan discussed in this footnote is in the best interests of the Company. As a consequence of the proposed settlement, the Company recorded a provision in the fourth quarter of 1993 of $1.135 billion to increase the asbestos liability subject to compromise to $1.5 billion.

Property Damage

There were forty-one lawsuits pending against the Company at the end of fiscal 1991 resulting from the presence of asbestos-containing products in buildings. The pending lawsuits typically named numerous defendants, were filed in both state and federal courts, and were brought by school districts, cities, states, counties, universities, hospitals, a public library and commercial building owners. The lawsuits typically demanded compensation for
                                     - 22 -

any costs incurred in identifying, repairing, encapsulating or removing asbestos-containing products, or sought to have the defendants do these things directly. Many lawsuits also sought punitive damages. At least three of the pending cases have been certified as class actions and class certification has been sought by the plaintiffs in three other cases. Prior to filing its chapter 11 petition, the
                                     - 22 -
Company settled seven building related cases for less than $22,000 in the aggregate.

Approximately 1,000 proofs of claim alleging such property damage claims were filed in the chapter 11 cases pursuant to the bar date. These claims include most, if not all, of the lawsuits described above that were pending on the petition date. Many of the other claims also appear to be asserted by claimants similar to those which had commenced pre-petition lawsuits.

The agreement on the principal elements of the Plan provide that the treatment under a plan of reorganization of the asbestos property damage claims asserted against the Company, including both the pre-petition lawsuits and the proofs of claim filed pursuant to the bar date, will be negotiated with the assistance of the mediator as discussed above.

M.  ENVIRONMENTAL AND OTHER LITIGATION CLAIMS

The Bankruptcy Court established a bar date of October 31, 1991 for all pre-petition claims against the Company other than those arising from the sale of asbestos-containing products. Pursuant to the general claims bar date, numerous proofs of claim were filed alleging a right to payment from the estate due to litigation matters. Certain of such claims are discussed below.

Environmental

The Company received 1,102 proofs of claim alleging a right to payment because of environmental matters. These claims, relating primarily to
                                     - 23 -
various Superfund sites, sought payment aggregating $27.9 billion, of which readily identifiable duplicate claims approximated $27.5 billion. The Company is attempting to resolve the majority of these environmental claims through negotiations with the United States Environmental Protection Agency ("USEPA") and the United States Department of Interior ("DOI"). Pursuant to a tentative agreement between the Company and the USEPA (which is subject to definitive documentation and appropriate approvals), the USEPA would be afforded an allowed, pre-petition, general unsecured claim of approximately $30.3 million in full satisfaction of all of the Company's alleged liability at most of the Superfund sites. In exchange for the allowed claim, the USEPA would release the Company from liability and grant it protection from claims of other parties that may be liable at the sites so that the Company's settlement will completely resolve all claims with respect to these sites.

With respect to the small number of sites as to which the USEPA believes that it does not have sufficient information to negotiate a meaningful settlement with the Company, the tentative agreement provides a process which would permit any liability with respect to these sites to be resolved in the future when additional information is available. Pursuant to this process, the Company would retain all of its rights and defenses as to these sites and settle or litigate its liability at such future time. The tentative agreement provides that any future liability of the Company, when fixed, would be satisfied with the same type and amount of consideration that pre-petition, general unsecured creditors receive pursuant to a confirmed plan of reorganization in the Company's chapter 11 case. The proposed settlement will be subject to the approval of the Bankruptcy Court.

The negotiations with the DOI to resolve the Company's liability for any natural resource damage that may have occurred at the Superfund sites, on similar terms, have not progressed as far. Natural resource damage is damage caused to the environment or to plants or animals by the release of hazardous materials at Superfund sites. At this stage of such negotiations, the DOI has demanded an allowed pre-petition, general unsecured claim in the amount of $7.2 million. Negotiations are continuing.
                                     - 23 -
The Company believes that the negotiations have progressed sufficiently to enable it to prepare a proposed settlement agreement resolving the environmental and natural resource damage claims. Until such agreement is completed and all requisite approvals are obtained, no party is in any way bound to the terms of the settlement. The Company believes, however, that the terms and provisions of the tentative agreement with the USEPA are fair and equitable and that a settlement, as contemplated thereby, is in the Company's best interests.

Lead Chemicals

The Bankruptcy Court received 131 timely proofs of claim asserting liability based on personal injury or property damage from lead chemicals allegedly manufactured and sold by the Company. Three additional claims were filed in
                                     - 23 -
November 1993, after the 1991 bar date. While some of the timely filed claims did not specify an amount, those that did sought an aggregate of $165 million. The late filed claims seek $50 million in damages. All of the timely claims which specified an amount of damages have been fully withdrawn without the allowance of any amount by the Company.

There have been significant legal rulings in the last year in three lead paint-based lawsuits that were brought against the Company pre-petition and that have been proceeding against other defendants even though they were stayed against the Company as a result of the commencement of its chapter 11 case. Specifically, those counts alleging negligence and strict product liability in the suit brought by the City of New York seeking indemnity for costs New York had incurred and would incur because residents of city-owned housing ingested lead- containing paint in that housing, were dismissed. Certain other counts in that suit are still pending. The City of New York did not file a timely proof of claim against the Company before the October 31, 1991 bar date for such claims, nor did the co-defendants in such suit. However, the late filed claims discussed above were filed in connection with the suit by the City of New York.
                                     - 24 -
A suit brought by the City of Philadelphia on behalf of a requested class of all cities in the United States with more than 100,000 residents for inspection, testing, monitoring or abatement costs related to the presence of lead paint in buildings in the cities was dismissed in its entirety. An amended complaint filed by the same plaintiffs was also dismissed, and the dismissal was affirmed by a United States Circuit Court of Appeals.

Finally, the Federal District Judge presiding over a lead-related personal injury suit in Boston, Massachusetts that was among the first such suits filed against manufacturers of lead pigments, has dismissed the "market share" count in the suit. This legal theory would impose liability on all manufacturers of lead pigments in the marketplace in a case in which the plaintiff cannot identify the particular manufacturer that injured the plaintiff. Following the dismissal of the market share theory, the Court granted motions for summary judgment in favor of defendants disposing of the remainder of the case. The complete dismissal of this case has also been affirmed by a United States Circuit Court of Appeals.

Following the withdrawals and dismissals discussed above, 128 of the 134 proofs of claim referred to above remain outstanding. The Company has demanded that the claimants withdraw several of these pending claims. It also believes that it has valid grounds to object to the allowance of the remaining claims. As mentioned above, the treatment of present and future lead claims under a plan of reorganization remains a subject of the mediation.


Other Litigation

The Company received ninety-two claims arising out of litigation matters other than those related to lead, asbestos or environmental issues. These claims aggregate approximately $1.1 billion.

The two largest claims appear to be duplicates, although the claimants have
                                     - 24 -
denied that they are. They arise from the suit filed in 1990 by the Company's majority owned subsidiary, American Imaging Services, Inc., and such subsidiary's president and minority shareholder against the Company and two of its officers in the United States District Court for the Northern District of Texas (the "District Court Action"). Subsequent to the chapter 11 filing, the plaintiffs amended the complaint to add a third officer of the Company as a defendant and also filed a separate action against such third officer alleging the same claims (the "Second District Court Action"). These claims for $500 million each allege numerous breaches of fiduciary duty and a usurpation and waste of the subsidiary's assets. As a result of the chapter 11 filing, the District Court Action was stayed against the Company. Additionally, subsequent to the chapter 11 filing, at the request of the Company, the Bankruptcy Court issued an order enjoining the plaintiffs from prosecuting such litigation against any of the Company's three officers. In August 1993, the Company filed in the Bankruptcy Court an objection to the claims filed against the Company and also asserted various counterclaims (the "Claims Objection").
Concurrently, the Company also filed with the Bankruptcy Court a motion requesting that the Bankruptcy Court consolidate the District Court Action and the Second District Court Action with the

Claims Objection and to allow such consolidated proceeding to proceed before the Bankruptcy Court. By order entered on January 24, 1994, the Bankruptcy Court denied the Company's motion and
                                     - 24 -
ordered that all claims asserted by the parties be resolved in the Texas District Court. The Bankruptcy Court also lifted the automatic stay against the Company and vacated the injunction with respect to the officers so as to permit the litigation to proceed.

Thirty-two of the other litigation claims filed against the Company were from individuals alleging personal injury as a result of exposure to diatomaceous earth products manufactured and sold by the Company. Each sought $200,000 as a general unsecured claim. Each claim also included a medical report from a physician diagnosing an asbestos-related disease or condition. Each of these claimants also subsequently filed a proof of claim in the amount of $50,000
                                     - 25 -
alleging an asbestos-related disease or condition. In light of the information contained in the medical reports, the Company filed objections to each of the thirty-two claims alleging personal injury as a result of exposure to diatomaceous earth. The claimants did not contest the objections and the claims were dismissed by the Bankruptcy Court. The thirty-two duplicate claims that allege an asbestos-related disease or condition are still pending.

Summary

The Company and the individual defendants who were named in some lawsuits intend to defend all litigation claims vigorously in the manner permitted by the Bankruptcy Code and/or applicable law. All pre-petition claims against the Company arising from litigation must be liquidated or otherwise addressed in the context of the chapter 11 cases. Further, all such claims against the Company will be resolved in a plan of reorganization. During the pendency of the chapter 11 cases, any unresolved litigation with respect to pre-petition claims can proceed against the Company only with the express permission of the Bankruptcy Court.

The Company has resolved most of the litigation claims that were asserted pursuant to the October 31, 1991 bar date for claims other than those arising from the sale of asbestos-containing products. However, as pointed out above, the two largest litigation claims, which together seek $1.0 billion, and certain lead chemical claims are still pending. The Company has filed objections to certain of these litigation-based claims which have not been resolved, seeking to reduce the amount of such claims or eliminate them entirely. The Company anticipates filing additional objections to other such claims if they cannot be resolved through negotiation. These objections will be vigorously litigated by the Company pursuant to the provisions of the Bankruptcy Code and applicable law.

The eventual outcome of the environmental and other litigation claims described herein cannot be reasonably predicted due to numerous uncertainties
                                     - 25 -
that are inherent in the reorganization process. However, negotiations concerning environmental claims and attempts to negotiate settlements of other litigation claims have progressed to a point in 1993 that enabled the Company to record a provision of $41.4 million for these claims. In addition, the Company may have insurance coverage for certain of these claims and other factual and legal defenses available to it.

N. INDUSTRY SEGMENT INFORMATION
A general description of the products manufactured by the Company's three industry segments is:

Industrial
Diatomaceous earth products, rubber products, rare metals, fiberglass reinforced plastic parts, industrial chemicals and other industrial products.

Machinery

Earth moving machines, heavy-duty forklift trucks, aerospace and defense parts, metal cleaning and finishing systems, aluminum castings and related products.

Automotive
Mechanical, structural, and trim parts for passenger cars, trucks, vans and utility vehicles for the OEM and replacement markets.

Sales between segments and foreign operations were not material.

Consolidated sales to Ford Motor Company amounted to $148,000,000 in 1993, $132,700,000 in 1992, and $116,400,000 in 1991. Consolidated sales to General
Motors Corporation amounted to $73,100,000 in 1993 and $64,500,000 in 1992. No other customer accounted for 10% or more of consolidated sales.

Consolidated export sales were $73,200,000 in 1993 and $64,700,000 in 1992. Export sales did not exceed 10% of consolidated sales in 1991.
                                     - 25 -


INDUSTRY SEGMENT INFORMATION
Years ended November 30
(In millions of dollars)

                                       Industrial                        Machinery                         Automotive

                                 1993     1992     1991           1993      1992     1991           1993      1992        1991
                                 ----     ----     ----           ----      ----     ----           ----      ----        ----
Sales                           $132.6   $122.1   $117.3         $171.7    $151.4   $184.1         $357.2    $338.0     $297.2
                                ======   ======   ======         ======    ======   ======         ======    ======     ======
Operating income                  15.0     13.1     13.2            9.1      14.8     17.6           37.4      36.2        7.9
                                ======   ======   ======         ======    ======   ======         ======    ======     ======
Identifiable assets               72.7     70.8     74.8           92.8      78.6     84.0          168.2     163.6      166.4
                                ======   ======   ======         ======    ======   ======         ======    ======     ======
Depreciation and                   4.9      4.7      5.0            3.4       3.5      3.3           16.2      16.2       15.6
  amortization
                                ======   ======   ======         ======    ======   ======         ======    ======     ======
Capital expenditures               5.6       4.6     5.1             7.4       4.5     4.3           15.4      12.4       14.7
                                ======   ======   ======         ======    ======   ======         ======    ======     ======

                                      Segment Total                      Corporate                           Total

                                 1993     1992     1991           1993      1992     1991           1993      1992        1991
                                 ----     ----     ----           ----      ----     ----           ----      ----        ----

Sales                           $661.5    $611.5  $598.6           $   -       $  -      $   -     $661.5    $611.5     $598.6
                                ======   ======   ======         ======    ======   ======         ======    ======     ======
Operating income (loss)           61.5      64.1    38.7           (17.7)    (17.5)  (19.8)          43.8      46.6       18.9
                                ======   ======   ======         ======    ======   ======         ======    ======     ======
Provision for asbestos                                          (1,135.5)        -       -       (1,135.5)        -          -
 Litigation
Provision for environmental                                        (41.4)     (2.0)    (.5)         (41.4)     (2.0)       (.5)
 and other claims
Loss on disposition of                                                  -        -    (12.3)             -        -       (12.3)
 operations
Interest expense                                                    (2.1)     (2.7)   (5.9)          (2.1)     (2.7)       (5.9)
Other expense                                                        (.2)     (1.0)   (1.0)           (.2)     (1.0)       (1.0)
Reorganization items                                                (4.4)     (9.0)  (12.1)          (4.4)     (9.0)      (12.1)
                                                                 ======    ======   ======         ------    ------      ------
Income (loss) before taxes                                                                        (1,139.8)(1)  31.9      (12.9)
                                ======   ======   ======         ======    ======   ======         ======    ======      ======
Identifiable assets              333.7     313.0   325.2           125.7     106.4    73.8          459.4     419.4        399.0
                                ======   ======   ======         ======    ======   ======         ======    ======      ======
Depreciation and                  24.5      24.4    23.9              .5         .3      .2          25.0      24.7         24.1
 amortization
                                ======   ======   ======         ======    ======   ======         ======    ======      ======
Capital expenditures              28.4      21.5    24.1              .1         .1      .2          28.5      21.6         24.3
                                ======   ======   ======         ======    ======   ======         ======    ======      ======
(1)  Before cumulative effect of accounting change.

                                     - 26 -

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Eagle-Picher Industries, Inc.:


We have audited the accompanying consolidated balance sheet of Eagle-Picher Industries, Inc. and subsidiaries (debtor in possession, as of January 7, 1991) as of November 30, 1993 and 1992, and the related consolidated statements of income (loss), shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended November 30, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle-Picher Industries, Inc. and subsidiaries as of November 30, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 1993 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, Eagle-Picher Industries, Inc. (the Company) and seven of its domestic subsidiaries, each filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code in
the United States Bankruptcy Court on January 7, 1991.    Although the Company
and its operating subsidiaries are currently operating their businesses as debtors in possession under the jurisdiction of the Bankruptcy Court, the continuation of their businesses as going concerns is contingent upon, among other things, the ability to formulate a plan of reorganization which will gain approval of the creditors and confirmation by the Bankruptcy Court. The filing under chapter 11 and the continued uncertainty related to claims associated with the Company's sale of asbestos products and certain other litigation as discussed in the following paragraph, raised substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that may be required in connection with restructuring the Company and its subsidiaries as they reorganize under chapter 11 of the United States Bankruptcy Code.

As discussed in Notes B and L to the consolidated financial statements, the accompanying consolidated financial statements include an estimated liability related to claims associated with the Company's sale of asbestos products. The final resolution of actual amounts, however, is dependent upon future events, the outcome of which is not fully determinable at the present time. In addition, as discussed in Note M, the Company is a defendant in various other litigation. Although provisions have been made for these matters, the final outcomes and their effect on the Company's consolidated financial statements are not presently determinable.

As discussed in Notes A and K, the Company adopted the provisions of the Financial Accounting Standards Board's SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, in 1993. As discussed in Notes A and G, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109, Accounting for Income Taxes.




/s/ KPMG Peat Marwick

KPMG Peat Marwick
Cincinnati, Ohio
February 2, 1994
                                     - 27 -

Report of Management



The Company's management is responsible for the preparation and presentation of the consolidated financial statements and related financial data included in this annual report. The financial information has been prepared in conformity with generally accepted accounting principles and as such includes amounts based on judgments and estimates made by management.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded from loss or unauthorized use, and that the financial records may be relied upon for the preparation of the consolidated financial statements.

The consolidated financial statements have been audited by our independent auditors, KPMG Peat Marwick. Their audit is conducted in accordance with generally accepted auditing standards and provides an independent assessment as to the fair presentation, in all material respects, of the Company's consolidated financial statements.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management and the independent auditors to review internal accounting controls and the quality of financial reporting. Financial management and the independent auditors have full and free access to the Audit Committee.



/s/ Thomas E. Petry

Thomas E. Petry
Chairman, President and
Chief Executive Officer



/s/ David N. Hall

David N. Hall
Senior Vice President -
Finance

Cincinnati, Ohio
February 2, 1994
                                     - 28 -

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
1993 COMPARED TO 1992
On an increase of 8% in sales, operating income decreased to $43.8 million in 1993 from $46.6 million in 1992. Comparative sales volume by industry segment showed an increase of 9% in the Industrial segment, an increase of 13% in the Machinery segment, and an increase of 6% in the Automotive segment. Operating income by industry segment showed an increase of 15% in the Industrial segment, a decrease of 39% in the Machinery segment, and an increase of 3% in the Automotive segment. The decrease in operating income in 1993 is entirely attributable to the Machinery segment and resulted primarily from start-up costs associated with the production of a new line of heavy-duty forklift trucks. Difficulties have been encountered in the start-up process in achieving manufacturing efficiencies and meeting production schedules. In the Industrial segment, the majority of the increase in sales and operating income was attributable to the departments which produce isotopically pure boron for defense and commercial nuclear applications and a wide range of super clean containers used in environmental testing which meet strict EPA protocols. In the Automotive segment an increase in demand in the domestic auto market due to improving economic conditions offset the effects of a severe recession in both the European and Japanese markets. However, the Automotive Group continues to face severe pricing pressures.

In November 1993, the Company reached an agreement on the principal elements of a plan of reorganization that provides a basis for the Company to emerge from chapter 11. The agreement contemplates a settlement of the Company's liability for all present and future asbestos-related personal injury claims. As a consequence of the proposed settlement, the Company recorded a provision of approximately $1.1 billion to increase the existing liability on the balance sheet to $1.5 billion. In addition, as a result of the Company's negotiations concerning environmental claims and attempts to negotiate settlements of other litigation claims, a provision of $41.4 million was made for environmental and other litigation claims, which increased accrued liabilities subject to compromise to $51.4 million.

                                     - 28 -
Interest expense decreased to $2.1 million from $2.7 million due to lower interest rates charged on variable-rate debt and the repayment of certain secured debt in November 1992, which was approved by the Bankruptcy Court in conjunction with the debtor in possession financing agreement.

The components of reorganization items are described in Note B.

The primary components of income tax provision are described in Note G.

During the fourth quarter of 1993, the Company elected to recognize the accumulated postretirement benefit obligation of $19.1 million retroactively to December 1, 1992 as a cumulative effect of an accounting change. On an aftertax basis, this charge was $12.6 million.

1992 COMPARED TO 1991
On a modest increase of 2% in sales, operating income in 1992 increased to $46.6 million from $18.8 million in 1991. During the fourth quarter of 1991 the Company closed the Mat Division. In 1991, the Mat Division had sales of $23.1 million and an operating loss of $5.8 million. Excluding this operation, comparative sales volume by industry segment showed an increase of 5% in the Industrial segment, a decrease of 18% in the Machinery segment, and an increase of 23% in the Automotive segment. Operating income by industry segment showed a decrease of 3% for the Industrial segment, a decrease of 16% for the Machinery segment, and an increase of 171% for the Automotive segment after excluding the Mat Division. The increase in operating income in 1992, all attributable to the Automotive segment, was achieved in the face of the most severe pricing and competitive pressures ever experienced by the automotive supplier base. There were several reasons for the improved performance of the Automotive segment in 1992: 1) continued success in penetrating the light truck market in North America; 2) continued implementation of cost reduction programs at all locations that resulted in reduced breakeven levels; and 3) continued development of new business in all major world automotive markets (North America, Europe, Japan, and Korea). In the Industrial segment, a slight increase in sales produced level operating income in 1992 compared to 1991. In the Machinery segment, the large decline
                               - 29 -
in sales and operating income reflected the weakness in the defense, capital equipment and worldwide construction markets.

The Company did not dispose of any operations in 1992. In 1991, there was a $12.3 million loss on the sale or disposition of operations of which $10.0 million was attributable to the closure of the Mat Division.

Interest expense decreased to $2.7 million from $5.9 million because the Bankruptcy Court approved partial payment of secured debt as part of the debtor in possession financing agreements and the Company has not accrued interest on unsecured or undersecured debt since the chapter 11 petitions were filed on January 7, 1991.

The components of reorganization items are described in Note B.

The primary component of the income tax provision in 1992 was foreign taxes.

INDUSTRY SEGMENT DATA
Industry segment data for 1993, 1992 and 1991 is summarized on page 26.

FINANCIAL CONDITION
The filing of the petitions for reorganization under chapter 11 on January 7, 1991 had a significant positive impact on the Company's liquidity. The filing stayed all litigation against the Company with respect to pre-petition claims and reduced the cash drain for asbestos litigation. In 1993, the Company increased the amount of its asbestos liability to $1.5 billion and the amount of accrued liabilities subject to compromise, which includes environmental and other litigation claims, to $51.4 million. These and the other liabilities subject to compromise have been recorded based on the expected amount of the allowed claims, not the amounts of consideration that such allowed claims may receive under a plan of reorganization.

During 1993, the Company generated $37.7 million from operating activities while it used $28.2 million for investing activities (primarily capital expenditures) and $3.0 million
                                     - 29 -
for financing activities. These activities resulted in an overall increase in cash of $6.5 million in 1993. In October 1992, the Bankruptcy Court approved a new debtor in possession financing agreement which provides the Company with a $40.0 million committed revolving credit facility. At November 30, 1993, $34.1 million in letters of credit were outstanding under the facility leaving the Company with $5.9 million in available borrowing capacity. There were no cash borrowings in 1993 under this facility.

As of November 30, 1993, the Company had $86.5 million of long-term debt versus $90.3 million at November 30, 1992. The disposition of unsecured debt of $62.0 million at November 30, 1993 will be resolved in a plan of reorganization in the chapter 11 cases.

Capital expenditures were $28.5 million in 1993 compared to $21.6 million in 1992.

The cost of reorganization items was $4.3 million in 1993 compared to $9.0 million in 1992.

While the Company is reorganizing under chapter 11, it is prohibited from paying interest or principal on pre-petition obligations without the approval of the Bankruptcy Court. To the extent cash generated from operations exceeds capital expenditures, working capital requirements, approved payments of secured debt and administrative expenses of the reorganization, the Company will continue to accumulate cash. Consequently, the liquidity of the Company should improve.

Although the Company reached an agreement with the Injury Claimants' Committee and the Legal Representative for Future Claimants on the principal elements of a plan of reorganization in November 1993, negotiations remain with other parties before a consensual plan can be filed with the Bankruptcy Court, and the timing of confirmation of any plan is unpredictable. However, the Company intends to propose a reorganization plan that will discharge its pre-petition liabilities (liabilities subject to compromise), provide the reorganized Company with a capital structure appropriate for an industrial products
                                     - 30 -
company and enable the Company to obtain financing in the credit and debt markets on an unsecured basis.

SELECTED FINANCIAL DATA

(Unaudited)
(In thousands of dollars, except per share)

- -----------------------------------------------------------------------------------
                               1993       1992       1991        1990        1989
- -----------------------------------------------------------------------------------
Net Sales                    $661,452   $611,458   $598,631    $699,347    $729,915
- -----------------------------------------------------------------------------------
Income (Loss) Before
  Reorganization Items
  and Taxes                (1,135,426)(1) 40,924       (788)     44,060      56,314
- -----------------------------------------------------------------------------------
Reorganization Items (2)       (4,344)    (9,038)   (12,124)        -           -
- -----------------------------------------------------------------------------------
Income (Loss) Before Taxes (1,139,770)    31,886    (12,912)     44,060      56,314
- -----------------------------------------------------------------------------------
Net Income (Loss)          (1,144,770)(3) 28,886    (15,812)     39,360      53,814
- -----------------------------------------------------------------------------------
Net Income (Loss) Per Share   (103.78)(3)   2.63      (1.44)       3.64        5.04
- -----------------------------------------------------------------------------------
Common Dividend Per Share         -          -          -           -           -
- -----------------------------------------------------------------------------------
Total Assets                  459,360    419,435    398,990     413,695     478,954
- -----------------------------------------------------------------------------------
Long-Term Debt,
  less current portion        $21,712(4) $25,033(4)$ 32,001(4) $  3,618(5) $100,693
- -----------------------------------------------------------------------------------

(1)  Includes a provision for asbestos litigation of $1.135 billion and a provision for environmental and other claims of $41.4 million in 1993.

(2) On January 7, 1991, the Company and seven of its domestic subsidiaries each filed a petition for relief under chapter 11 of the U.S. Bankruptcy Code.

(3)  Excludes cumulative adjustment for adoption of FAS 106 in 1993 which decreased net income by $12.6 million ($1.14 per share).

(4)  Long-term debt of $62.0 million in 1993 and $61.7 million in 1992 and 1991 has been included in liabilities subject to compromise.

(5) Long-term debt totaling $91.1 million for legal entities in chapter 11 was classified as current due to the chapter 11 filings.

                                     - 31 -