Form 10-K405, Exhibit 13
period 1994-11-30
EAGLE PICHER INDUSTRIES INC
filed 1995-02-28
CIK 30927

                                                                     EXHIBIT 13

Excerpts from Eagle-Picher Industries, Inc. Annual Report for the fiscal year ended November 30, 1994.

CONSOLIDATED STATEMENT OF INCOME (LOSS)

Eagle-Picher Industries, Inc.

Years Ended November 30
(In thousands of dollars, except per share)       1994           1993        1992
- -----------------------------------------------------------------------------------
NET SALES                                       $756,741    $   661,452    $611,458

OPERATING COSTS AND EXPENSES
Cost of products sold                            622,907        548,605     497,341
Selling and administrative                        75,553         69,093      67,557
                                                --------    -----------    --------
                                                 698,460        617,698     564,898
                                                --------    -----------    --------


OPERATING INCOME                                  58,281         43,754      46,560

Provision for asbestos litigation                   -        (1,135,500)       -
Provision for environmental and other claims        -           (41,436)     (2,000)
Interest expense (contractual
  interest of $8,940 in 1994, $9,369
  in 1993 and $10,193 in 1992)                    (1,809)        (2,070)     (2,691)
Other income (expense)                               703           (174)       (945)
                                                --------    -----------    --------

INCOME (LOSS) BEFORE REORGANIZATION
  ITEMS, TAXES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                     57,175     (1,135,426)     40,924


REORGANIZATION ITEMS                              (3,426)        (4,344)     (9,038)
                                                --------    -----------    --------

INCOME (LOSS) BEFORE TAXES AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE          53,749     (1,139,770)     31,886

INCOME TAXES                                       5,000          5,000       3,000
                                                --------    -----------    --------

INCOME (LOSS) BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                     48,749     (1,144,770)     28,886

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  FOR POSTRETIREMENT BENEFITS                       -           (12,598)       -
                                                --------    -----------    --------

  NET INCOME (LOSS)                             $ 48,749    $(1,157,368)   $ 28,886
                                                ========    ===========    ========

INCOME (LOSS) PER SHARE:
  INCOME (LOSS) BEFORE CUMULATIVE EFFECT
    OF ACCOUNTING CHANGE                          $ 4.42       $(103.78)     $ 2.63

  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
    FOR POSTRETIREMENT BENEFITS                      -            (1.14)        -
                                                  ------       --------      ------

  NET INCOME (LOSS)                               $ 4.42       $(104.92)     $ 2.63
                                                  ======       ========      ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Eagle-Picher Industries, Inc.

ASSETS November 30
(In thousands of dollars)                         1994        1993
- --------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                      $ 92,606     $ 84,574
Receivables, less allowances of $1,445
 in 1994 and $1,182 in 1993                     109,130       97,586
Income tax refund receivable                      2,246        3,275
Inventories                                      81,982       68,306
Prepaid expenses                                 10,295        8,283
                                               --------     --------

      TOTAL CURRENT ASSETS                      296,259      262,024
                                               --------     --------

PROPERTY, PLANT AND EQUIPMENT
Land and land improvements                       11,940       11,660
Buildings                                        79,937       75,749
Machinery and equipment                         301,518      274,931
Construction in progress                         14,623       13,392
                                               --------     --------
                                                408,018      375,732

Less accumulated depreciation                   263,369      241,331
                                               --------     --------

      NET PROPERTY, PLANT AND EQUIPMENT         144,649      134,401
                                               --------     --------

DEFERRED INCOME TAXES                            43,924       29,924

OTHER ASSETS                                     36,275       33,011
                                               --------     --------
      TOTAL ASSETS                             $521,107     $459,360
                                               ========     ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY  (DEFICIT)
November 30
(In thousands of dollars)                                 1994           1993
- ----------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                     $   43,691   $   32,365
Compensation and employee benefits                       14,005       12,167
Long-term debt - current portion                          1,726        2,737
Income taxes                                              5,223        5,613
Taxes other than income                                   4,611        4,125
Other accrued liabilities                                16,705       17,793
                                                     ----------   ----------

    TOTAL CURRENT LIABILITIES                            85,961       74,800
                                                     ----------   ----------

LIABILITIES SUBJECT TO COMPROMISE                     1,657,265    1,656,563

LONG-TERM DEBT, less current portion                     19,896       21,712

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS              21,070       20,209

OTHER LONG-TERM LIABILITIES                               3,608        3,282
                                                     ----------   ----------

     TOTAL LIABILITIES                                1,787,800    1,776,566
                                                     ----------   ----------

SHAREHOLDERS' EQUITY (DEFICIT)
Preference stock - no par value.
   Authorized 873,457 shares; none issued                   -            -

Common stock - $1.25 par value per share.
   Authorized 30,000,000 shares; issued
   11,125,000 shares                                     13,906       13,906

Additional paid-in capital                               36,378       36,378

Accumulated deficit                                  (1,317,118)  (1,365,867)

Foreign currency translation                              2,054          290
                                                     ----------   ----------
                                                     (1,264,780)  (1,315,293)

Cost of 84,068 common treasury shares                    (1,913)      (1,913)
                                                     ----------   ----------

    TOTAL SHAREHOLDERS' EQUITY (DEFICIT)             (1,266,693)  (1,317,206)
                                                     ----------   ----------

    TOTAL LIABILITIES AND SHAREHOLDERS'
    EQUITY (DEFICIT)                                 $  521,107   $  459,360
                                                     ==========   ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Eagle-Picher Industries, Inc.

Years Ended November 30
(In thousands of dollars)                             1994          1993         1992
- --------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                $ 48,749    $(1,157,368)  $ 28,886
   Adjustments to reconcile net income (loss)
     to net cash provided by operating
     activities:
        Provision for asbestos litigation               -         1,135,500       -
        Provision for environmental and
          other claims                                  -            41,436      2,000
        Cumulative effect of accounting change          -            12,598       -
        Depreciation and amortization                 26,143         24,955     24,655

        Changes in assets and liabilities:
           Receivables                               (11,544)       (10,764)       579
           Income tax refund receivable                1,029            101     (1,290)
           Due from insurance carriers                  -              -         4,377
           Inventories                               (13,676)        (4,098)     1,787
           Deferred income taxes                     (14,000)       (12,137)    (4,574)
           Accounts payable                           11,326          5,539      1,263
           Other                                      (3,636)         2,111     (8,439)
                                                    --------    -----------   --------

           Net cash provided by
              operating activities before
              changes in liabilities subject
              to compromise                           44,391         37,873     49,244

        Changes in liabilities subject to
          compromise                                     702           (197)     1,553
                                                    --------    -----------   --------

           Net cash provided by
              operating activities                    45,093         37,676     50,797

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                              (35,887)       (28,512)   (21,583)
   Other                                               1,800            335      1,352
                                                    --------    -----------   --------
           Net cash used in investing
              activities                             (34,087)       (28,177)   (20,231)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of long-term debt                           -               810      2,243
   Reduction of long-term debt                        (2,974)        (4,007)    (8,972)
   Issuance of common shares                            -               156       -
                                                    --------    -----------   --------
           Net cash used in financing
              activities                              (2,974)        (3,041)    (6,729)
                                                    --------    -----------   --------

NET INCREASE IN CASH AND CASH EQUIVALENTS              8,032          6,458     23,837
                                                    --------    -----------   --------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR          84,574         78,116     54,279
                                                    --------    -----------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR              $ 92,606    $    84,574   $ 78,116
                                                    ========    ===========   ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

Eagle-Picher Industries, Inc.

                                                                                                           TOTAL
                                                     ADDITIONAL                  FOREIGN                SHAREHOLDERS'
                                             COMMON   PAID-IN    ACCUMULATED     CURRENCY    TREASURY      EQUITY
(In thousands of dollars)                    STOCK    CAPITAL      DEFICIT      TRANSLATION   STOCK      (DEFICIT)
- ---------------------------------------------------------------------------------------------------------------------
BALANCE NOVEMBER 30, 1991                   $13,906    $37,644   $  (237,385)       $1,140   $(3,335)    $  (188,030)
   Net income                                  -          -           28,886          -         -             28,886
   Foreign currency translation                -          -             -              186      -                186
                                           --------------------------------------------------------------------------

BALANCE NOVEMBER 30, 1992                    13,906     37,644      (208,499)        1,326    (3,335)       (158,958)
   Net loss                                    -          -       (1,157,368)         -         -         (1,157,368)
   Stock options                               -        (1,266)         -             -        1,422             156
   Foreign currency translation                -          -             -           (1,036)     -             (1,036)
                                           --------------------------------------------------------------------------

BALANCE NOVEMBER 30, 1993                    13,906     36,378    (1,365,867)          290    (1,913)     (1,317,206)
   Net income                                  -          -           48,749          -         -             48,749
   Foreign currency translation                -          -             -            1,764      -              1,764
                                            -------------------------------------------------------------------------

BALANCE NOVEMBER 30, 1994                   $13,906    $36,378   $(1,317,118)      $ 2,054   $(1,913)    $(1,266,693)
                                            =========================================================================

See accompanying notes to consolidated financial statements.

QUARTERLY DATA

(Unaudited)
(In thousands of dollars, except per share)

1994                              FIRST        SECOND         THIRD         FOURTH            YEAR
- --------------------------------------------------------------------------------------------------
NET SALES                      $177,754      $196,994      $186,191       $195,802        $756,741
- --------------------------------------------------------------------------------------------------
OPERATING INCOME                 13,781        17,537        14,226         12,737          58,281
- --------------------------------------------------------------------------------------------------
NET INCOME                       11,039        14,669        11,733         11,308          48,749
- --------------------------------------------------------------------------------------------------
NET INCOME PER SHARE               1.00          1.33          1.06           1.03            4.42
- --------------------------------------------------------------------------------------------------
COMMON STOCK PRICE (NYSE)
  HIGH (3)                         --            --            --             --              --
  ------------------------------------------------------------------------------------------------
  LOW  (3)                         --            --            --             --              --
  ------------------------------------------------------------------------------------------------
1993                              First        Second         Third         Fourth            Year
- --------------------------------------------------------------------------------------------------
Net Sales                      $146,971      $176,366      $162,228       $175,887        $661,452
- --------------------------------------------------------------------------------------------------
Operating Income                  8,390        14,100        10,384         10,880          43,754
- --------------------------------------------------------------------------------------------------
Income (Loss):
  Before Cumulative
  Effect of Accounting Change     6,404(1)     11,515(1)      8,006(1)  (1,170,695)(2)  (1,144,770)
  ------------------------------------------------------------------------------------------------
  Cumulative Effect of
  Accounting Change            (12,598)(1)       -             -              -            (12,598)
  ------------------------------------------------------------------------------------------------
  Net Income (Loss)             (6,194)        11,515         8,006     (1,170,695)     (1,157,368)
  ------------------------------------------------------------------------------------------------
Income (Loss) Per Share:
- --------------------------------------------------------------------------------------------------
  Before Cumulative
  Effect of Accounting Change       .59(1)       1.04(1)        .73(1)     (106.14)(2)     (103.78)
  ------------------------------------------------------------------------------------------------
  Cumulative Effect
  of Accounting Change           (1.14)(1)       -             -               -             (1.14)
  ------------------------------------------------------------------------------------------------
  Net Income (Loss)               (.55)          1.04           .73        (106.14)        (104.92)
  ------------------------------------------------------------------------------------------------
  Common Stock Price (NYSE)
  High                           4              3-5/8         3              2-5/8            4
  ------------------------------------------------------------------------------------------------
  Low                            2-1/8          2-1/4         2-1/8          -- (3)          -- (3)
  ------------------------------------------------------------------------------------------------

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

  (3) As a result of the Company's announcement on November 10, 1993 regarding the agreement discussed in note (2) above, the New York Stock Exchange ("NYSE") suspended trading of the Company's common stock, and on November 15, 1993 announced that it would make application to the Securities and Exchange Commission to delist the issue. The Company's common stock was removed from listing and registration on the NYSE effective June 9, 1994. The stock has not been traded on an organized exchange since the date of the Company's announcement, nor is the stock regularly quoted in the automated quotation system of a registered securities association. Therefore, common stock prices beyond November 10, 1993 have not been included above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the consolidated financial statements are summarized below. These policies conform to generally accepted accounting principles and have been consistently applied.

The Company has accounted for all transactions related to the chapter 11 proceedings in accordance with Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," issued by the American Institute of Certified Public Accountants. Accordingly, Liabilities Subject to Compromise under the chapter 11 proceedings have been segregated on the Consolidated Balance Sheet and are recorded at the amounts that have been or are expected to be allowed on known claims rather than estimates of consideration those claims may receive in a plan of reorganization. In addition, the Consolidated Statements of Income (Loss) and Cash Flows separately disclose expenses and cash transactions, respectively, related to the chapter 11 proceedings.

Principles of Consolidation

The consolidated financial statements include the accounts of all of the Company's subsidiaries which are more than 50% owned and controlled. Intercompany accounts and transactions have been eliminated. Investments in nonconsolidated companies which are at least 20% owned are accounted for using the equity method.

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

Concentrations of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customer base includes all significant automotive manufacturers and their first tier suppliers in North America and Europe. Although the Company is directly affected by the well-being of the automotive industry, management does not believe significant credit risk existed at November 30, 1994.

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

Postretirement Benefits Other Than Pensions

Effective December 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 ("FAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires that the Company charge the expected cost of retiree health benefits to expense during the years employees render service. In prior years, the Company recognized these benefits on a pay-as-you-go basis.

Income Taxes

Effective December 1, 1992, the Company implemented the provisions of Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes," which changes the criteria for recognizing deferred tax assets on the balance sheet. In 1992, the Company accounted for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 96 ("FAS 96"), "Accounting for Income Taxes."

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

An Unsecured Creditors' Committee, an Injury Claimants' Committee ("ICC"), an Equity Security Holders Committee and a Legal Representative for Future Claimants ("RFC") have been appointed in the chapter 11 cases. An unofficial asbestos co-defendants' committee has also been participating in the chapter 11 cases. In accordance with the provisions of the Bankruptcy Code, these parties have the right to be heard with respect to transactions outside the ordinary course of business. The ICC and the RFC are the primary parties with whom the Company is negotiating the terms of a plan of reorganization. In June 1992, a mediator was appointed by the Bankruptcy Court to assist the constituencies in their negotiations.

On November 9, 1993, the Company reached an agreement on the principal elements of a joint plan of reorganization that provides a basis for the Company and its subsidiaries to emerge from chapter 11. The agreement is with the ICC and the RFC, the representatives of the holders of present and future asbestos-related personal injury and other toxic tort claims in the Company's chapter 11 case, and was reached with the assistance of the mediator appointed by the Bankruptcy Court.

As a consequence of this agreement, the Company recorded a provision in the fourth quarter of 1993 of $1.135 billion to increase the asbestos liability subject to compromise to $1.5 billion. The Company also recorded a provision of $41.4 million in 1993 for environmental and other litigation claims.

Throughout 1994, the Company, the ICC and the RFC continued to refine the details of a joint plan of reorganization ("the Plan"). On January 18, 1995, the Company advised the Bankruptcy Court that it intended to file a plan of reorganization by the end of February 1995. It is currently contemplated that such plan of reorganization will be a joint plan among the Company, the ICC and the RFC. Because the Company could not conclude that the negotiations with the Unsecured Creditors' Committee and the Equity Security Holders' Committee would result in a consensual plan of reorganization, the Company expects to file the proposed Plan without the consent of such parties. Implementation of the treatment of claims and interests as provided in the proposed Plan is subject to confirmation of the Plan in accordance with the provisions of the Bankruptcy Code.

The proposed Plan to be filed contemplates a settlement of the Company's liability for all present and future asbestos-related personal injury claims and certain other tort claims. These claims will be channeled to and resolved by an independently administered claims trust (the "Trust"). It is also currently contemplated that the Plan will provide for the distribution of cash, notes, debentures, and common stock of the reorganized Company to the Trust and to holders of allowed unsecured claims on a pro-rata basis proportionate to the percentage of their claims to the total of the Liabilities Subject to Compromise.

It is intended that the Plan will also provide that priority claims and convenience claims (general unsecured claims of $500 or less) will be paid in full, in cash. Under the Bankruptcy Code, shareholders are not entitled to any distribution under a plan of reorganization unless all classes of pre- petition creditors receive satisfaction in full of their allowed claims or accept a plan which allows shareholders to participate in the reorganized company or to receive a distribution. The proposed Plan does not contemplate that all classes of pre-petition creditors receive satisfaction in full of their allowed claims. Consequently, the Plan will not provide for any distribution to shareholders and their equity will be canceled.

Liabilities incurred by the Company as of the petition date and subject to compromise under a plan of reorganization are separately classified in the Consolidated Balance Sheet and include the following:

                                              (In thousands of dollars)
                                                 1994             1993
                                                 ----             ----
     Asbestos liability - Note K            $ 1,499,993      $ 1,500,029
     Long-term debt - Note E                     62,004           62,004
     Accounts payable                            41,074           43,135
     Accrued liabilities - Note L                54,194           51,395
                                              ---------        ---------
                                            $ 1,657,265      $ 1,656,563
                                              =========        =========

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Liabilities Subject to Compromise listed above have been reported on the basis of the expected amount of the allowed claims even though they may be settled for lesser amounts. Upon confirmation of a plan of reorganization, the Company would utilize the "fresh-start" reporting principles contained in SOP 90-7, which would result in adjustments relating to the amounts and classification of recorded assets and liabilities, determined as of the plan confirmation date. The Company believes that the ultimate consideration to be received by all unsecured creditors will be substantially less than the amounts shown in the accompanying Consolidated Balance Sheet.

The net expense resulting from the Company's chapter 11 filings has been segregated from expenses related to ordinary operations in the accompanying Consolidated Statement of Income (Loss) and includes the following:

                                              (In thousands of dollars)
                                              1994       1993      1992
                                              ----       ----      ----
     Professional fees                      $ 6,304    $ 5,921   $ 8,996
     Debt financing costs                       200       -          476
     Other expenses                             210        807     1,823
     Interest income                         (3,288)    (2,384)   (2,257)
                                            -------    -------   -------
                                            $ 3,426    $ 4,344   $ 9,038
                                            =======    =======   =======



Interest income is attributable to the accumulation of cash and cash equivalents subsequent to the petition date.

C.  INVENTORIES
Inventories consisted of:

                                                  (In thousands of dollars)
                                                      1994            1993
                                                      ----            ----
         Raw materials and supplies                $ 52,146        $ 39,319
         Work-in-process                             24,907          25,381
         Finished goods                              15,853          13,983
                                                   --------        --------
                                                     92,906          78,683
         Allowance to value inventory at
            cost on the LIFO method                  10,924          10,377
                                                   --------        --------
                                                   $ 81,982        $ 68,306
                                                   ========        ========

The percentage of inventories valued using the LIFO method was 81% in 1994 and 79% in 1993. The effects of liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years were not material.

D.  OTHER ASSETS
Other assets consisted of:

                                                  (In thousands of dollars)
                                                    1994               1993
                                                    ----               ----
    Cost in excess of net assets acquired,
      net of accumulated amortization of
      $3,973 in 1994 and $3,580 in 1993          $ 12,507           $ 12,900

    Notes receivable                                5,778              6,273
    Prepaid pension cost - Note I                   7,879              7,019
    Other                                          10,111              6,819
                                                 --------           --------
                                                 $ 36,275           $ 33,011
                                                 ========           ========

Notes receivable include $4,550,000 received as partial consideration for the sale of a division. This note is payable in two equal installments in 1997 and 1998 and bears interest at 8%. Pursuant to the terms of the note, interest is payable semiannually commencing in August, 1994. The Company received the first interest payment in accordance with the terms of the note.

The Company has not yet adopted Statement of Financial Accounting Standards No. 115 ("FAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." The Company holds certain investments with no cost basis which would be accounted for in accordance with FAS 115. A substantial portion of these investments relate to shares of stock in a Canadian mining concern that the Company received in 1990 in settlement of certain indebtedness. The Company had previously deemed the investment to be permanently impaired and had recorded a loss on the investment in the amount of its full book value.

The price of the stock, however, has significantly increased since then. At November 30, 1994, the fair value of investments that would be accounted for in accordance with FAS 115 was approximately $5.4 million. The Company is required to adopt FAS 115 on December 1, 1994 on a prospective basis. Upon adoption, the investments would be recorded at their fair value in the Consolidated Balance Sheet and any unrealized gains or losses would be reported in a separate component of shareholders' equity until realized.

E.  LONG-TERM DEBT AND SHORT-TERM BORROWINGS

In October 1992, the Bankruptcy Court approved a debtor in possession financing agreement which provides a $40,000,000 committed revolving credit facility ("Facility"). The entire amount of the Facility is available for both cash borrowings and letters of credit. The Facility has been extended and it currently expires on the earlier of December 31, 1996 or the effective date of a confirmed plan of reorganization. Letters of credit totaling $32,941,000 and $34,091,000 were outstanding on November 30, 1994 and 1993, respectively, leaving the Company with $7,059,000 and $5,909,000, respectively, in available borrowing capacity under the Facility. There were no cash borrowings under the Facility at any time in 1994 or 1993.

The annual rate of interest under this Facility is the agent bank's prime rate plus 1-1/2%. Fees for letters of credit are 1-1/2% to 2-1/2% per annum and a commitment fee equal to 1/2% per annum is due on the unused portion. The obligations are secured by accounts receivable and inventories and are afforded administrative priority under the Bankruptcy Code. The Company has had sufficient collateral to borrow the maximum amount under this Facility. The Facility also contains affirmative and negative covenants which include, among other things, limitations on capital expenditures and additional borrowings and minimum quarterly and annual cash flow requirements. The Company has been in compliance with these covenants throughout the term of the Facility and its extensions.

Repayments of pre-petition debt obligations may be made only with the approval of the Bankruptcy Court. The Bankruptcy Court has approved payments by the Company with respect to certain pre-petition secured debt obligations in order to provide the holders of such obligations with adequate protection of their interests in their collateral security. These adequate protection payments generally have been in the form of principal payments paid over the remaining lives of the collateral assets in an aggregate amount equal to the determined market value of those assets. The amount by which the original obligation and pre-petition accrued interest exceeds the collateral value is deemed to be a general unsecured claim. These claims are included in Liabilities Subject to Compromise. Interest expense has not been recorded on these obligations for the post-petition period because interest is not payable. Interest on undersecured and other unsecured pre-petition debt obligations would have been $7,131,000, $7,299,000, and $7,502,000 in 1994, 1993, and 1992, respectively.

Due to the extenuating circumstances involving both secured and unsecured long-term debt as a result of the chapter 11 filings and the anticipated reorganization, it is not practicable to estimate the fair value of long-term debt which is described below.

     Long-term debt consisted of:

                                                    (In thousands of dollars)

                                                         1994        1993
                                                         ----        ----
     9-1/2% Sinking fund debentures, due
       2017                                          $  50,000   $  50,000
     Industrial revenue bonds                           18,125      18,200
     Secured notes                                      13,683      15,005
     Debt of foreign subsidiaries                        1,304       2,684
     Other                                                 514         564
                                                       -------     -------

                                                        83,626      86,453

     Less:
       Current portion                                   1,726       2,737
       Subject to compromise                            62,004      62,004
                                                       -------     -------

     Long-term debt, less current portion            $  19,896   $  21,712
                                                       =======     =======




     Unsecured debt included in Liabilities
       Subject to Compromise consisted of:

       Sinking fund debentures                       $  50,000    $ 50,000
       Industrial revenue bonds                          7,500       7,500
       Unsecured portion of secured notes                4,132       4,132
       Other                                               372         372
                                                       -------     -------

                                                     $  62,004    $ 62,004
                                                       =======     =======

Interest rates averaged 4% in 1994, 5% in 1993, and 6% in 1992 on the industrial revenue bonds, foreign and other long-term debt on which the Company is obligated to pay interest. These long-term debt amounts are to mature at various dates through 2004.

Long-term debt (excluding amounts subject to compromise) is scheduled to mature as follows: $1,726,000 in 1995,

$1,616,000 in 1996, $2,257,000 in 1997, $1,589,000 in 1998, and $1,295,000 in
1999. The unsecured portion of long-term debt will be resolved in a plan of reorganization.

During 1994, 1993, and 1992, the Company paid interest of $1,765,000, $2,075,000, and $2,746,000, respectively.

F.  INCOME TAXES

The Company adopted FAS 109 in 1993. The cumulative effect of this change in accounting for income taxes was not material and prior year financial statements were not restated to apply the provisions of FAS 109. The effect of adopting FAS 109 on quarterly results in 1993 was also not material.

Total income tax benefit for the year ended November 30, 1993 of $1,490,000 consisted of $5,000,000 expense from operations and $6,490,000 tax benefit of the cumulative effect of the change in accounting for postretirement benefits. The following is a summary of the components of income taxes (benefit) from operations:

                                  (In thousands of dollars)
                                 1994       1993        1992
                                 ----       ----        ----
     Federal - current        $ 15,600   $ 12,500    $  4,200
             - deferred        (14,000)   (11,800)     (4,600)
     Foreign                       900      2,700       2,700
     State and local             2,500      1,600         700
                              --------   --------    --------
                              $  5,000   $  5,000    $  3,000
                              ========   ========    ========


The sources of income (loss) before income tax expense (benefit) and cumulative effect of accounting change are as follows:

                                   (In thousands of dollars)

                                 1994        1993         1992
                                 ----        ----         ----
     United States            $ 47,670   $(1,143,312)   $ 27,916
     Foreign                     6,079         3,542       3,970
                              --------   -----------    --------
                              $ 53,749   $(1,139,770)   $ 31,886
                              ========   ===========    ========

The significant components of deferred income tax expense (benefit) attributable to income from operations are as follows:

                                          (In thousands of dollars)

                                                 1994      1993
                                                 ----      ----
  Deferred tax benefit (exclusive of the
     effects of other components listed
     below)                                   $   (400)   $(412,900)

  Adjustments to deferred tax assets and
     liabilities for enacted changes in
     tax laws and rates                           -          (3,800)

  Change in beginning-of-the-year balance
     of the valuation allowance for
     deferred tax assets                       (13,600)     404,900
                                              --------     --------

                                              $(14,000)    $(11,800)
                                              ========     ========

In 1992, the deferred tax benefit of $4,600,000 was primarily attributable to the utilization of accounting loss carryforwards and tax credits.

Components of deferred tax balances as of November 30 are as follows:

                                            (In thousands of dollars)
                                               1994            1993
                                               ----            ----
  Deferred tax liabilities:
     Property, plant and equipment           $ (6,608)       $ (6,863)
     Prepaid pension                           (2,758)         (2,457)
     Other                                     (3,371)         (3,866)
                                             --------        --------
       Total deferred tax liabilities         (12,737)        (13,186)
                                             --------        --------
  Deferred tax assets:
     Asbestos liability                       524,998         525,010
     Accrued liabilities (including amounts
       subject to compromise)                  26,223          25,742
     Postretirement benefit liability           7,375           7,073
     Other                                      4,048           4,848
                                             --------        --------
       Total deferred tax assets              562,644         562,673
                                             --------        --------
     Valuation allowance                     (505,983)       (519,563)
                                             --------        --------
       Net deferred tax assets               $ 43,924        $ 29,924
                                             ========        ========

Given the uncertainties surrounding the chapter 11 case, the Company does not believe that recognition of a significant portion of the deferred tax assets relating to the asbestos liability and other pre-petition liabilities is appropriate at this time. These liabilities have been recorded at the expected amounts of the allowed claims; if the liabilities are settled for lesser amounts, there will be a corresponding reduction in the deferred tax assets and related valuation allowance. A significant portion of the net deferred tax asset recognized at November 30, 1994 is expected to be recovered through the carryback of amounts which will become deductible when the related liabilities are paid. The change in the valuation allowance in 1994 approximates the increase in the amounts recoverable through these carrybacks. The differences between the total income tax expense from operations and the income tax expense (benefit) computed using the Federal income tax rate were as follows:

                                              (In thousands of dollars)
                                          1994           1993           1992
                                          ----           ----           ----
   Computed "expected" tax
     expense (benefit)                $  18,800      $(398,900)     $  10,800

   Change in valuation allowance        (13,600)       404,900            -

   Utilization of accounting
     loss carryforward                      -              -           (8,300)

   Change in Federal income tax rate        -           (3,800)           -

   Foreign tax rate differential         (1,500)         1,300            600

   State and local taxes, net of
     Federal benefit                      1,600          1,000            500

   Other                                   (300)           500           (600)
                                       --------      ---------      ---------
   Total income tax expense            $  5,000      $   5,000      $   3,000
                                       ========      =========      =========

The Company paid income taxes, net of refunds received in 1994, 1993, and 1992 of $18,200,000, $16,500,000, and $9,900,000, respectively.

G.  INCOME (LOSS) PER SHARE

The calculation of net income (loss) per share is based upon the average number of common shares outstanding assuming the exercise of stock options. The average number of shares used in the computation of net income (loss) per share was 11,040,932 in 1994, 11,030,515 in 1993 and 10,978,432 in 1992.

H.  COMMON STOCK OPTIONS

At November 30, 1994, there were outstanding common stock options under a 1990 and a 1983 plan each authorizing 450,000 shares. The options expire at various dates through 2000. No options could be exercised as of November 30, 1994.

Stock option transactions are summarized as follows:

                                            Shares         Option Price
                                            ------         ------------
       Outstanding at November 30, 1991     693,600      $ 2.50  to $14.50
            Expired                         (96,600)     $ 2.50  to $14.50

       Outstanding at November 30, 1992     597,000      $ 2.50  to $14.25
            Exercised                       (62,500)           $ 2.50
            Expired                         (15,000)           $ 2.50

       Outstanding at November 30, 1993     519,500      $ 2.50  TO $14.25
            Expired                         (20,000)           $ 2.50

       Outstanding at November 30, 1994     499,500      $ 2.50  TO $14.25

There were 279,274 shares available for future grants at November 30, 1994.

I.  RETIREMENT BENEFIT PLANS

Employees of the Company and its subsidiaries are covered by various pension or profit sharing retirement plans. The cost of providing retirement benefits was $998,000 in 1994, $849,000 in 1993, and $1,734,000 in 1992.

Plan benefits for salaried employees are based primarily on employees' highest five consecutive years' earnings during the last ten years of employment. Plan benefits for hourly employees typically are based on a dollar unit multiplied by the number of service years.

Net periodic pension expense for the Company's defined benefit plans included the following components:

                                        (In thousands of dollars)
                                    1994          1993          1992
                                    ----          ----          ----
Service cost - benefits earned
   during the period             $  4,684      $  3,924      $  3,204

Interest cost on projected
   benefit obligation              12,144        12,490        12,228

Actual gain on plan assets           (635)      (20,658)      (26,536)

Net amortization and deferral     (17,052)        3,943        11,978
                                 --------      --------      --------
Net periodic pension costs       $   (859)     $   (301)     $    874
                                 ========      ========      ========

The plans' assets consist primarily of listed equity securities and publicly traded notes and bonds. The actual net return on plan assets was .3% in 1994, 11.3% in 1993, and 15.4% in 1992, and generally reflects the performance of the equity and bond markets.

The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet at November 30:

                                           (In thousands of dollars)
                                               1994          1993
                                               ----          ----
Actuarial present value of:
     Vested benefit obligation              $(143,249)    $(156,059)
                                            =========     =========

     Accumulated benefit obligation         $(148,243)    $(161,674)
                                            =========     =========

     Projected benefit obligation           $(161,089)    $(176,875)

Plan assets at fair value                     178,216       188,380
                                            ---------     ---------
Projected benefit obligation
  less than plan assets                        17,127        11,505

Unrecognized net (gain) loss                      (72)        7,822

Unrecognized prior service cost (benefit)       1,192          (754)

Unrecognized net (asset) obligation           (10,368)      (11,554)
                                            ---------     ---------

Prepaid pension cost recognized             $   7,879     $   7,019
                                            =========     =========

The discount rate and weighted average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.0% and 4.2%, and 7.0% and 4.2%, respectively, at November 30, 1994 and 1993, respectively. The expected long-term rate of return on assets was 9.0% during 1994 and 1993. The Company's funding policy is to fund amounts on an actuarial basis to provide for current and future benefits in accordance with the funding guidelines of ERISA.

J.  EMPLOYEE BENEFITS OTHER THAN PENSIONS

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

In the fourth quarter of 1993, the Company adopted the provisions of FAS 106. The Company recognized the accumulated postretirement benefit obligation of $19,088,000 retroactively to December 1, 1992 as an accounting change. On an aftertax basis, this charge was $12,598,000 or $1.14 per share. Previously reported quarterly results in 1993 were restated to reflect the adoption of FAS 106 as of December 1, 1992. The adoption of FAS 106 had no impact on consolidated cash flows. In 1992, prior to adoption of FAS 106, the cost of retiree health care and life insurance benefits, net of retiree contributions, was approximately $911,000. The components of expense were as follows:

                                             (In thousands of dollars)

                                                   1994        1993
                                                   ----        ----
    Service cost - benefits earned
      during the period                          $   510     $   467

    Interest cost on accumulated
      postretirement benefit obligation            1,327       1,394
                                                 -------     -------
    Net periodic postretirement benefit costs    $ 1,837     $ 1,861
                                                 =======     =======


The accumulated postretirement benefit obligation at November 30 consisted of the following components:

                                            (In thousands of dollars)

                                                   1994        1993
                                                   ----        ----
    Retirees and dependents                      $13,017     $13,545

    Eligible active participants                   1,602       2,011

    Other active participants                      4,823       6,743
                                                 -------     -------

    Accumulated postretirement
      benefit obligation                          19,442      22,299

    Unrecognized net gain (loss)                   1,628      (2,090)
                                                 -------     -------

    Accrued postretirement benefit costs         $21,070     $20,209
                                                 =======     =======


Benefit costs were estimated assuming retiree health care costs would initially increase at an 11% annual rate which decreases to an ultimate rate of 6% in 5 years. If this annual trend rate would increase by 1%, the accumulated postretirement obligation as of November 30, 1994 would increase by $2,599,000 with a corresponding increase of $111,000 in the postretirement benefit expense in 1994. The discount rates used in determining the accumulated postretirement obligation at November 30, 1994 and 1993 were 7.5% and 6.5%, respectively.

In 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112 ("FAS 112"), "Employers' Accounting for Postemployment Benefits." This statement requires companies to accrue postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of benefits is probable and the amount of the benefits can be reasonably estimated. Previously, the cost of the Company's postemployment benefits was recognized as incurred. The cumulative effect of the change in accounting for postemployment benefits was not material.

K.  ASBESTOS LITIGATION AND CLAIMS

As discussed above, the Company currently intends to file a joint plan of reorganization (the "Plan") with the Injury Claimants' Committee ("ICC") and the Legal Representative for Future Claimants ("RFC") on or before February 28, 1995. It is contemplated that the Plan will provide, among other things, that all present and future asbestos-related personal injury claims will be channeled to and resolved by an independently administered claims trust. Similar plans of reorganization have been confirmed in the chapter 11 cases of certain other companies involved in asbestos litigation. It is also currently contemplated that the Plan will provide a procedure to resolve and discharge asbestos property damage claims. These procedures will require such claimants to prove by application of a scientific protocol that the asbestos containing insulation products for which they are seeking damages were manufactured by the Company.

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

The Bankruptcy Court set September 30, 1992 as the bar date for present asbestos-related claims. The Company implemented the Court-approved plan to notify known and potential claimants of the bar date. All persons with a pre-petition asbestos-related claim were required to file a proof of claim by the bar date in order to participate in the reorganization cases. Approximately 160,000 proofs of claim were filed alleging personal injury. The Company believes that approximately 11,000 of these claims are duplicates or were filed by persons whose lawsuits were previously closed.

The vast majority of persons who had filed pre-petition lawsuits against the Company, and whose lawsuits were pending as of the petition date, filed proofs of claim in the reorganization cases. Therefore, approximately 81,200 previously undisclosed claims were filed as a result of the bar date. The Company believes that most of the approximately 40,000 claimants who in 1991, pursuant to a previous Bankruptcy Court order, notified the Company of their intent to assert a claim against the Company, also filed claims pursuant to the bar date. The Company expects that additional asbestos-related personal injury claims will arise for several decades into the future. Holders of these claims were not required to file claims pursuant to the bar date. The Company cannot definitively estimate the number of such future claims at this time.

Many of the asbestos-related claims filed in the chapter 11 case do not provide sufficient information to enable the Company to determine whether or not it has liability for the claim or to definitively value any such liability. Similarly, the Company is not able to project precisely the number and value of future claims. The Company, however, is certain that it has significant aggregate liability with respect to the 160,000 proofs of claim which were filed against the Company pursuant to the September 30, 1992 bar date and which allege asbestos-related personal injury. The Company also is certain that there is significant liability with respect to future asbestos-related personal injury claims. After considering the significant costs that likely would be incurred in litigating the extent and nature of its asbestos-related personal injury liability, the uncertainty as to the outcome of such an exercise, the need to conserve the estate's assets for every creditor, and the benefits that would accrue to the Company's operations, customers, vendors, employees and host communities from the Company's timely emergence from chapter 11, the Board of Directors and management concluded that the proposed Plan discussed in this footnote and elsewhere, which is premised on a settlement of the Company's liability for all present and future asbestos-related personal injury claims, is in the best interests of the Company.

Property Damage

There were forty-one lawsuits pending against the Company at the end of fiscal 1991 resulting from the presence of asbestos-containing products in buildings. The pending lawsuits typically named numerous defendants, were filed in both state and federal courts, and were brought by school districts, cities, states, counties, universities, hospitals and commercial building owners. The lawsuits typically demanded compensation for any costs incurred in identifying, repairing, encapsulating or removing asbestos-containing products, or sought to have the defendants do these things directly. Many lawsuits also sought punitive damages. At least three of the pending cases were certified as class actions and one was conditionally certified. Class certification was sought by the plaintiffs in two other cases. One of such cases has been dismissed; the other is still pending, but to the Company's knowledge, no decision has yet been rendered on the request for class certification. Prior to filing its chapter 11 petition, the Company settled seven building related cases for less than $22,000 in the aggregate.

Approximately 1,000 proofs of claim alleging such property damage claims were filed in the chapter 11 cases pursuant to the bar date. These claims include most, if not all, of the lawsuits described above that were pending on the petition date. Many of the other claims also appear to be asserted by claimants similar to those which had commenced pre-petition lawsuits.

As previously discussed, it is currently contemplated that the asbestos-related property damage claims will be resolved in the Bankruptcy Court pursuant to procedures that will be set forth in the Plan. The eventual outcome of the asbestos property damage claims cannot be reasonably predicted due to numerous uncertainties that are inherent in the reorganization process. In addition, the Company may have insurance coverage for certain of these claims and other factual and legal defense available to it.

L.  ENVIRONMENTAL AND OTHER LITIGATION CLAIMS

The Bankruptcy Court established a bar date of October 31, 1991 for all pre-petition claims against the Company other than those arising from the sale of asbestos-containing products. Pursuant to this general claims bar date, numerous proofs of claim were filed alleging a right to payment from the estate due to litigation matters. Certain of such claims are discussed below.

Environmental

The Company received 1,102 proofs of claim alleging a right to payment because of environmental matters. These claims, relating primarily to various Superfund sites, sought payment aggregating $27.9 billion, of which readily identifiable duplicate claims approximated $27.5 billion. The Company is attempting to resolve the majority of these environmental claims through negotiations with the United States Environmental Protection Agency ("USEPA") and the United States Department of Interior ("DOI"). The USEPA is responsible for resolving, among other things, claims arising from Superfund sites and the DOI is responsible for resolving the Company's liability for any natural resource damage that may have occurred at the Superfund sites. Natural resource damage is damage caused to the environment or to plants or animals by the release of hazardous materials at Superfund sites. Following the tentative agreement resolving these claims that was discussed in this Annual Report for fiscal 1993, the USEPA received additional information concerning three of the sites that were the subject of the tentative agreement. This additional information resulted in a renegotiation of the tentative agreement which has resulted in a new tentative agreement among the Company, USEPA, and DOI, and certain states. Pursuant to such agreement, the agencies would be afforded allowed pre-petition general unsecured claims aggregating approximately $43.0 million in full satisfaction of all of the Company's alleged liability at most of its known Superfund sites, including any liability for any natural resource damage. This amount has been provided for and is included in Liabilities Subject to Compromise. In exchange for these allowed claims, the agencies would release the Company from liability and grant it protection from claims of other parties that may be liable at the sites so that the Company's settlement will completely resolve all claims with respect to these sites.

With respect to the small number of sites as to which the USEPA believes that it does not have sufficient information to negotiate a meaningful settlement with the Company, the tentative agreement provides a process which would permit any liability with respect to these sites to be resolved in the future when additional information is available. Pursuant to this process, the Company would retain all of its rights and defenses as to these sites and settle or litigate its liability at such future time. The tentative agreement provides that any future liability of the Company, when fixed, would be satisfied essentially with the same type and amount of consideration that pre-petition general unsecured creditors receive pursuant to a confirmed plan of reorganization in the Company's chapter 11 case. The proposed settlement will be subject to the approval of the Bankruptcy Court.

The Company believes that the negotiations have progressed sufficiently and it is finalizing a settlement agreement resolving these environmental and natural resource damage claims. Until such agreement is completed and all requisite approvals are obtained, no party is in any way bound to the terms of the settlement. The Company believes, however, that the terms and provisions of the tentative agreement are fair and equitable and that a settlement, as contemplated thereby, is in the Company's best interests.

Lead Chemicals

The Bankruptcy Court received 131 timely proofs of claim asserting liability based on personal injury or property damage from lead chemicals allegedly manufactured and sold by the Company. Three additional claims were filed in November 1993, after the 1991 bar date. While some of the timely filed claims did not specify an amount, those that did sought an aggregate of $165 million. All of the timely claims which specified an amount of damages have been fully withdrawn without the allowance of any amount by the Company.

The three late filed claims discussed above were filed by the City of New York or its agencies which had filed a pre-petition lawsuit against the Company. In November 1994, the Bankruptcy Court sustained the Company's objection to these claims and disallowed them because they were late filed. No appeal of this ruling was sought by the claimants. As a result, the Company has disposed of all lead-related property damage claims. The Company has also filed objections to seven other claims that were filed against it seeking damages for bodily injuries resulting from exposure to lead. Pursuant to the objections, the Company has sought an order of the Bankruptcy Court disallowing such claims because the claimants' lawsuits asserting similar claims against other defendants which were not in bankruptcy had been dismissed in the trial court. The claimants have opposed the relief sought by the Company and the Bankruptcy Court has not yet ruled on these objections.

The Company believes that its objections are meritorious. It also believes that it has valid grounds to object to the allowance of all of the remaining lead-related personal injury claims. It is currently contemplated that all lead-related personal injury claims that were filed that are not disposed of pursuant to an objection filed by the Company and all future lead-related personal injury claims will be channeled to and resolved by the Trust referred to above to be established under the Plan for the benefit of holders of personal injury claims resulting from exposure to asbestos or lead-containing products.

Other Litigation

The Company received ninety-two claims arising out of litigation matters other than those related to lead, asbestos or environmental issues. These claims aggregated approximately $1.1 billion. The majority of these claims have been resolved by disallowance or by the allowance of a pre-petition general unsecured claim for amounts that are not material to the Company or its operations.

The two largest such claims, for $500 million each, resulted from lawsuits brought by the Company's majority owned subsidiary, American Imaging Services, Inc., and such subsidiary's president and minority shareholder against the Company and three of its officers in the United States District Court for the Northern District of Texas. These claims were resolved in December 1994 through settlement. The settlement, which was not material to the Company or its operations, was approved by the Bankruptcy Court in January 1995.

Summary

During the pendency of the chapter 11 cases, any unresolved litigation with respect to pre-petition claims can proceed against the Company only with the express permission of the Bankruptcy Court. The Company intends to defend all litigation claims vigorously in the manner permitted by the Bankruptcy Code and/or applicable law. All pre-petition claims against the Company arising from litigation must be liquidated or otherwise addressed in the context of the chapter 11 cases. Further, all such claims against the Company will be resolved in a plan of reorganization.

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

The eventual outcome of the environmental and other litigation claims described herein cannot be reasonably predicted due to numerous uncertainties that are inherent in the reorganization process. However, the Company believes that its provision for these claims is adequate. In addition, the Company may have insurance coverage for certain of these claims and other factual and legal defenses available to it.

M. INDUSTRY SEGMENT INFORMATION

A general description of the products manufactured by the Company's three industry segments is:

Industrial

Diatomaceous earth products, rubber products, rare metals, fiberglass reinforced plastic parts and industrial chemicals.

Machinery

Earth moving machines, heavy-duty forklift trucks, aerospace and defense parts, metal cleaning and finishing systems and aluminum castings.

Automotive

Mechanical, structural, and trim parts for passenger cars, trucks, vans and utility vehicles for the OEM and replacement markets.

Sales between segments and foreign operations were not material.

Consolidated sales to Ford Motor Company amounted to $165,300,000 in 1994, $148,000,000 in 1993, and $132,700,000 in 1992. Consolidated sales to General
Motors Corporation amounted to $81,400,000 in 1994, $73,100,000 in 1993 and $64,500,000 in 1992. No other customer accounted for 10% or more of consolidated sales. Consolidated export sales were $76,900,000 in 1994, $73,200,000 in 1993 and $64,700,000 in 1992.

INDUSTRY SEGMENT INFORMATION
Years ended November 30
(In millions of dollars)


                                     Industrial                          Machinery                            Automotive

                             1994       1993      1992           1994       1993      1992           1994        1993        1992
                             ----       ----      ----           ----       ----      ----           ----        ----        ----

Sales                       $141.4     $132.6    $122.1         $217.0     $171.7    $151.4         $398.3      $357.2      $338.0
                            ======     ======    ======         ======     ======    ======         ======      ======      ======
Operating income              14.4       15.0      13.1           18.8        9.1      14.8           43.7        37.4        36.2
                            ======     ======    ======         ======     ======    ======         ======      ======      ======
Identifiable assets           78.2       72.7      70.8          109.8       92.8      78.6          190.6       168.2       163.6
                            ======     ======    ======         ======     ======    ======         ======      ======      ======
Depreciation and
 amortization                  5.5        4.9       4.7            4.0        3.4       3.5           16.2        16.2        16.2
                            ======     ======    ======         ======     ======    ======         ======      ======      ======
Capital expenditures           7.7        5.6       4.6            6.9        7.4       4.5           21.2        15.4        12.4
                            ======     ======    ======         ======     ======    ======         ======      ======      ======

                                    Segment Total                         Corporate                              Total

                             1994       1993      1992           1994       1993      1992           1994        1993        1992
                             ----       ----      ----           ----       ----      ----           ----        ----        ----
Sales                       $756.7     $661.5    $611.5         $   -      $   -     $   -          $756.7      $661.5      $611.5
                            ======     ======    ======         ======     ======    ======         ======      ======      ======
Operating income (loss)       77.0       61.5      64.1          (18.7)     (17.7)    (17.5)          58.3        43.8        46.6
                            ======     ======    ======
Provision for asbestos                                             -     (1,135.5)      -              -      (1,135.5)         -
 Litigation
Provision for                                                      -        (41.4)     (2.0)           -         (41.4)       (2.0)
 environmental
 and other claims
Interest expense                                                  (1.8)      (2.1)     (2.7)          (1.8)       (2.1)       (2.7)
Other income (expense)                                              .6        (.2)     (1.0)           (.6)        (.2)       (1.0)
Reorganization items                                              (3.4)      (4.4)     (9.0)          (3.4)       (4.4)       (9.0)
Income (loss) before                                            ======     ======    ======           ----        ----      ------
 taxes                                                                                                53.7    (1,139.8)(1)    31.9
                                                                                                              ========      ======
Identifiable assets          378.6      333.7     313.0          142.5      125.7     106.4          521.1       459.4       419.4
                            ======     ======    ======         ======     ======    ======         ======      ======      ======
Depreciation and              25.7       24.5      24.4             .4         .5        .3           26.1        25.0        24.7
 amortization               ======     ======    ======         ======     ======    ======         ======      ======      ======
Capital expenditures          35.8       28.4      21.5             .1         .1        .1           35.9        28.5        21.6
                            ======     ======    ======

(1)  Before cumulative effect of accounting changes.


INDEPENDENT AUDITORS' REPORT

The Board of Directors
Eagle-Picher Industries, Inc.:

We have audited the accompanying consolidated balance sheet of Eagle-Picher Industries, Inc. and subsidiaries (debtor in possession, as of January 7, 1991) as of November 30, 1994 and 1993, and the related consolidated statements of income (loss), shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended November 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle-Picher Industries, Inc. and subsidiaries as of November 30, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 1994 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, on January 7, 1991, Eagle-Picher Industries, Inc., and seven of its domestic subsidiaries each filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court. Although the Company and its operating subsidiaries are currently operating their businesses as debtors in possession under the jurisdiction of the Bankruptcy Court, the continuation of their businesses as going concerns is contingent upon, among other things, the ability to formulate a plan of reorganization which will gain approval of the creditors and confirmation by the Bankruptcy Court. The filing under chapter 11 and the continued uncertainty related to claims associated with the Company's sale of asbestos products and certain other litigation as discussed in the following paragraph, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that may be required in connection with restructuring the Company and its subsidiaries as they reorganize under chapter 11 of the United States Bankruptcy Code.

As discussed in Notes B and K to the consolidated financial statements, the accompanying consolidated financial statements include an estimated liability related to claims associated with the Company's sale of asbestos products. The final resolution of actual amounts, however, is dependent upon future events, the outcome of which is not fully determinable at the present time. In addition, as discussed in Note L, the Company is a defendant in various other litigation. Although provisions have been made for these matters, the final outcomes and their effect on the Company's consolidated financial statements are not presently determinable.

As discussed in Notes A and J, the Company adopted the provisions of the Financial Accounting Standards Board's SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, in 1993. As discussed in Notes A and F, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109, Accounting for Income Taxes.

KPMG Peat Marwick LLP
Cincinnati, Ohio
February 8, 1995

Report of Management

The Company's management is responsible for the preparation and presentation of the consolidated financial statements and related financial data included in this annual report. The financial information has been prepared in conformity with generally accepted accounting principles and as such includes amounts based on judgments and estimates made by management.

The Company's system of internal accounting controls is designed to provide reasonable assurance at reasonable costs that assets are safeguarded from loss or unauthorized use, and that the financial records may be relied upon for the preparation of the consolidated financial statements.

The consolidated financial statements have been audited by our independent auditors, KPMG Peat Marwick LLP. Their audit is conducted in accordance with generally accepted auditing standards and provides an independent assessment as to the fair presentation, in all material respects, of the Company's consolidated financial statements.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management and the independent auditors to review internal accounting controls and the quality of financial reporting. Financial management and the independent auditors have full and free access to the Audit Committee.

Thomas E. Petry
Chairman and Chief
Executive Officer

David N. Hall
Senior Vice President -
Finance

Cincinnati, Ohio
February 8, 1995


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
1994 COMPARED TO 1993

On a 14% sales increase, operating income increased 33% to $58.3 million in 1994 from $43.8 million in 1993. Comparative sales volume by industry segment showed increases of 7% in the Industrial segment, 26% in the Machinery segment, and 12% in the Automotive segment. Operating income decreased 3% in the Industrial segment, but increased 107% in the Machinery segment and 17% in the Automotive segment. The decrease in operating income in the Industrial segment is attributable to pricing pressures on diatomaceous earth products. The increase in operating income of the Machinery segment was primarily associated with improvements in production of a line of heavy-duty forklift trucks. While there have been improvements in 1994 from the difficulties encountered in 1993 with the start-up process and in achieving efficiencies and meeting production schedules, an acceptable level of performance for this product line has not yet been achieved. An increase in sales volumes of metal cleaning and finishing equipment also contributed to the increase in operating income of the Machinery segment. The increase in operating income of the Automotive segment was due to:
1) an increase in export sales and stronger performance of our operations in Great Britain and Spain; 2) broader market penetration coupled with record domestic auto production; and 3) favorable product mix heavily weighted toward the light truck, van, and sport utility segment of the market for which several divisions produce components.

In November 1993, the Company reached an agreement on the principal elements of a plan of reorganization that provides a basis for the Company to emerge from chapter 11. The agreement contemplates a settlement of the Company's liability for all present and future asbestos-related personal injury claims. As a consequence of the proposed settlement, the Company recorded an additional provision of $1.135 billion for all present and future asbestos-related personal injury claims, thereby increasing the asbestos liability on the Consolidated Balance.

Sheet to $1.5 billion. In addition, in 1993 a provision of $41.4 million was made for environmental and other litigation claims.

Interest expense decreased to $1.8 million from $2.1 million due primarily to the repayment of certain foreign debt in 1994.

Reorganization items are described in Note B.

The primary components of the income tax provision are described in Note F.

1993 COMPARED TO 1992

On an increase of 8% in sales, operating income decreased to $43.8 million in 1993 from $46.6 million in 1992. Comparative sales volume by industry segment showed increases of 9% in the Industrial segment, 13% in the Machinery segment, and 6% in the Automotive segment. Operating income by industry segment showed an increase of 15% in the Industrial segment, a decrease of 39% in the Machinery Segment, and an increase of 3% in the Automotive segment. The decrease in operating income in 1993 is entirely attributable to the Machinery segment and resulted primarily from start-up costs associated with the production of a new line of heavy-duty forklift trucks. Difficulties have been encountered in the start-up process in achieving manufacturing efficiencies and meeting production schedules. In the Industrial segment, the majority of the increase in sales and operating income was attributable to the departments which produce isotopically pure boron for defense and commercial nuclear applications and a wide range of super clean containers used in environmental testing which meet strict EPA protocols. In the Automotive segment, an increase in demand in the domestic auto market due to improving economic conditions offset the effects of a severe recession in both the European and Japanese markets. However, the Automotive Group continues to face severe pricing pressures.

In November 1993, the Company reached an agreement on the principal elements of a plan of reorganization that provides a basis for the Company to emerge from chapter 11. The agreement contemplates a settlement of the Company's liability for all present and future asbestos-related personal injury claims. As a consequence of the proposed settlement, the Company recorded a provision of approximately $1.135 billion to increase the existing liability on the balance sheet to $1.5 billion. In addition, as a result of the Company's negotiations concerning environmental claims and attempts to negotiate settlements of other litigation claims, a provision of $41.4 million was made for environmental and other litigation claims, which increased accrued liabilities subject to compromise to $51.4 million.

Interest expense decreased to $2.1 million from $2.7 million due to lower interest rates charged on variable-rate debt and the repayment of certain secured debt in November 1992, which was approved by the Bankruptcy Court in conjunction with the debtor in possession financing agreement.

Reorganization items are described in Note B.

The primary components of the income tax provision are described in Note F.

During the fourth quarter of 1993, the Company elected to recognize the accumulated postretirement benefit obligation of $19.1 million retroactively to December 1, 1992 as a cumulative effect of an accounting change. On an aftertax basis, this charge was $12.6 million.

INDUSTRY SEGMENT DATA

Industry segment data for 1994, 1993 and 1992 is summarized on page __.

FINANCIAL CONDITION

The filing of the petitions for reorganization under chapter 11 on January 7, 1991 had a significantly favorable impact on the Company's liquidity. The filing stayed all litigation against the Company with respect to pre-petition claims and reduced the cash drain resulting from asbestos litigation. In 1993, the Company increased the amount of its asbestos liability to $1.5 billion. At November 30, 1994, the balance of Liabilities Subject to Compromise was $1.657 billion. These amounts were recorded based on the expected amount of the allowed claims, not the amounts of consideration that such allowed claims may receive under a plan of reorganization.

During 1994, the Company generated $45.1 million from operating activities while it used $34.1 million for investing activities and $3.0 million to repay debt. These activities resulted in an overall increase in cash of $8.0 million in 1994.

The overall increase in cash was relatively small in 1994 due primarily to an increase in inventory in the Machinery segment and a greater amount of capitalized tooling costs in anticipation of several major orders in the Automotive segment. The anticipated reduction in these two items will favorably impact cash flows in 1995.

In October 1992, the Bankruptcy Court approved a debtor in possession financing agreement which provides the Company with a $40.0 million committed revolving credit facility. This facility has been extended to expire the earlier of December 31, 1996 or the effective date of a plan of reorganization. At November 30, 1994, $32.9 million in letters of credit were outstanding under the facility leaving the Company with $7.1 million in available borrowing capacity. There were no cash borrowings in 1994 under this facility.

As of November 30, 1994, the Company had $83.6 million of long-term debt versus $86.5 million at November 30, 1993. The disposition of unsecured debt of $62.0 million at November 30, 1994 will be resolved in a plan of reorganization in the chapter 11 cases.

Capital expenditures were $35.9 million in 1994 compared to $28.5 million in 1993.

The cost of reorganization items was $3.4 million in 1994 compared to $4.3 million in 1993.

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

The Company advised the Bankruptcy Court that it intended to file a plan of reorganization by the end of February, 1995. The Plan which the Company intends to propose will discharge its pre-petition liabilities (Liabilities Subject to Compromise), provide the reorganized Company with a capital structure appropriate for an industrial products company and enable the Company to access financing in the credit and debt markets.

SELECTED FINANCIAL DATA

(Unaudited)

(In thousands of dollars, except per share)


                               1994          1993          1992         1991         1990
- -------------------------------------------------------------------------------------------
Net Sales                    $756,741      $661,452      $611,458     $598,631     $699,347
- -------------------------------------------------------------------------------------------
Income (Loss) Before
  Reorganization Items
  and Taxes                    57,175    (1,135,426)(1)    40,924         (788)      44,060
- -------------------------------------------------------------------------------------------
Reorganization Items (2)       (3,426)       (4,344)       (9,038)     (12,124)         -
- -------------------------------------------------------------------------------------------
Income (Loss) Before Taxes     53,749    (1,139,770)       31,886      (12,912)      44,060
- -------------------------------------------------------------------------------------------
Net Income (Loss)              48,749    (1,144,770)(3)    28,886      (15,812)      39,360
- -------------------------------------------------------------------------------------------
Net Income (Loss) Per Share      4.42       (103.78)(3)      2.63        (1.44)        3.64
- -------------------------------------------------------------------------------------------
Common Dividend Per Share         -             -            -            -           -
- -------------------------------------------------------------------------------------------
Total Assets                  521,107       459,360       419,435      398,990      413,695
- -------------------------------------------------------------------------------------------
Long-Term Debt,
  less current portion         19,896(4)     21,712(4)     25,033(4)    32,001(4)     3,618(5)
- -------------------------------------------------------------------------------------------

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

(4) Long-term debt of $62.0 million in 1994 and 1993 and $61.7 million in 1992 and 1991 has been included in Liabilities Subject to Compromise.

(5) Long-term debt totalling $91.1 million for legal entities in chapter 11 was classified as current due to the chapter 11 filings.