Form 10-K405, Exhibit 13
period 1995-11-30
EAGLE PICHER INDUSTRIES INC
filed 1996-02-28
CIK 30927

                                                                      EXHIBIT 13
CONSOLIDATED STATEMENT OF INCOME (LOSS)

Eagle-Picher Industries, Inc.

Years Ended November 30
(In thousands of dollars, except per share)                  1995           1994           1993
---------------------------------------------------------------------------------------------------
NET SALES                                                $ 848,548       $756,741    $   661,452

OPERATING COSTS AND EXPENSES
Cost of products sold                                      706,586        622,907        548,605
Selling and administrative                                  78,875         75,553         69,093
                                                         ---------       --------       --------
                                                           785,461        698,460        617,698
                                                         ---------       --------       --------


OPERATING INCOME                                            63,087         58,281         43,754

Provision for asbestos litigation                       (1,005,511)          -        (1,135,500)
Provision for environmental and other claims                  -              -           (41,436)
Interest expense (contractual
  interest of $8,897 in 1995, $8,940
  in 1994 and $9,369 in 1993)                               (1,926)        (1,809)        (2,070)
Gain on sale of investment                                  11,505           -              -
Other income (expense)                                         199            703           (174)
                                                         ---------       --------       --------

INCOME (LOSS) BEFORE REORGANIZATION
  ITEMS, TAXES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                             (932,646)        57,175     (1,135,426)

REORGANIZATION ITEMS                                        (2,225)        (3,426)        (4,344)
                                                         ---------       --------       --------

INCOME (LOSS) BEFORE TAXES AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE                  (934,871)        53,749     (1,139,770)
INCOME TAXES                                                 9,300          5,000          5,000
                                                         ---------       --------       --------

INCOME (LOSS) BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                             (944,171)        48,749     (1,144,770)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  FOR POSTRETIREMENT BENEFITS                                 -              -           (12,598)
                                                         ---------       --------       --------

  NET INCOME (LOSS)                                      $(944,171)      $ 48,749    $(1,157,368)
                                                         =========       ========      =========

INCOME (LOSS) PER SHARE:
  INCOME (LOSS) BEFORE CUMULATIVE EFFECT
    OF ACCOUNTING CHANGE                                 $  (85.51)      $   4.42    $   (103.78)

  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
    FOR POSTRETIREMENT BENEFITS                                -              -            (1.14)
                                                         ---------       --------       --------
  NET INCOME (LOSS)                                      $  (85.51)      $   4.42    $   (104.92)
                                                         =========       ========       ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Eagle-Picher Industries, Inc.


ASSETS
November 30
(In thousands of dollars)                                       1995         1994
----------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                    $ 93,330     $ 92,606
Receivables, less allowances of $1,860
   in 1995 and $1,445 in 1994                                 127,044      109,130
Income tax refund receivable                                    4,402        2,246
Inventories                                                    83,647       81,982
Prepaid expenses                                               17,695       10,295
                                                             --------     --------

      TOTAL CURRENT ASSETS                                    326,118      296,259
                                                             --------     --------


PROPERTY, PLANT AND EQUIPMENT
Land and land improvements                                     12,482       11,940
Buildings                                                      84,549       79,937
Machinery and equipment                                       319,987      301,518
Construction in progress                                       24,939       14,623
                                                             --------     --------
                                                              441,957      408,018

Less accumulated depreciation                                 286,139      263,369
                                                             --------     --------

      NET PROPERTY, PLANT AND EQUIPMENT                       155,818      144,649
                                                             --------     --------


DEFERRED INCOME TAXES                                          62,824       43,924


OTHER ASSETS                                                   35,313       36,275
                                                             --------     --------



      TOTAL ASSETS                                           $580,073     $521,107
                                                             ========     ========






See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                1995         1994
----------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                             $ 40,318     $ 43,691
Compensation and employee benefits                             13,759       14,005
Long-term debt - current portion                                1,525        1,726
Income taxes                                                    4,789        5,223
Taxes other than income                                         4,772        4,611
Other accrued liabilities                                      17,460       16,705
                                                             --------     --------

     TOTAL CURRENT LIABILITIES                                 82,623       85,961
                                                             --------     --------


LIABILITIES SUBJECT TO COMPROMISE                           2,662,530    1,657,265

LONG-TERM DEBT, less current portion                           19,103       19,896

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                    21,720       21,070

OTHER LONG-TERM LIABILITIES                                     5,405        3,608
                                                             --------     --------

     TOTAL LIABILITIES                                      2,791,381    1,787,800
                                                            ---------    ---------
SHAREHOLDERS' EQUITY (DEFICIT)
Preference stock - no par value.
   Authorized 873,457 shares; none issued                        -            -

Common stock - $1.25 par value per share.
   Authorized 30,000,000 shares; issued
   11,125,000 shares                                           13,906       13,906

Additional paid-in capital                                     36,378       36,378

Accumulated deficit                                        (2,261,289)  (1,317,118)

Unrealized gain on investments                                    333         -

Foreign currency translation                                    1,277        2,054
                                                            ---------     --------

                                                           (2,209,395)  (1,264,780)

Cost of 84,068 common treasury shares                          (1,913)      (1,913)
                                                            ---------     --------

     TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                  (2,211,308)  (1,266,693)
                                                           ----------   ----------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)    $580,073     $521,107
                                                             ========     ========





See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Eagle-Picher Industries, Inc.

Years Ended November 30
(In thousands of dollars)                               1995           1994         1993
------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                             $  (944,171)   $   48,749   $(1,157,368)
    Adjustments to reconcile net income (loss)
       to net cash provided by operating
       activities:
          Provision for asbestos litigation         1,005,511          -        1,135,500
          Provision for environmental and
            other claims                                 -             -           41,436
          Cumulative effect of accounting change         -             -           12,598
          Depreciation and amortization                28,708        26,143        24,955
          Gain on sale of investment                  (11,505)         -             -
          Changes in assets and liabilities:
             Receivables                              (17,914)      (11,544)      (10,764)
             Inventories                               (1,665)      (13,676)       (4,098)
             Deferred income taxes                    (18,900)      (14,000)      (12,137)
             Accounts payable                          (3,373)       11,326         5,539
             Other                                     (6,235)       (1,905)        2,015
                                                     --------      --------      --------

             Net cash provided by
                operating activities                   30,456        45,093        37,676

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of investment                    11,505          -             -
   Capital expenditures                               (40,558)      (35,887)      (28,512)
   Other                                                  340         1,800           335
                                                     --------      --------      --------
            Net cash used in investing
               activities                             (28,713)      (34,087)      (28,177)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of long-term debt                           1,240          -              810
   Reduction of long-term debt                         (2,259)       (2,974)       (4,007)
   Issuance of common shares                             -             -              156
                                                     --------      --------      --------
            Net cash used in financing
               activities                              (1,019)       (2,974)       (3,041)
                                                     --------      --------      --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                 724         8,032         6,458
                                                     --------      --------      --------

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR           92,606        84,574        78,116
                                                     --------      --------      --------

CASH AND CASH EQUIVALENTS, END OF YEAR            $    93,330    $   92,606   $    84,574
                                                     ========      ========      ========





See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

Eagle-Picher Industries, Inc.


                                                                                                          TOTAL
                                           ADDITIONAL                UNREALIZED   FOREIGN              SHAREHOLDERS'
                                   COMMON   PAID-IN     ACCUMULATED   GAIN ON     CURRENCY   TREASURY    EQUITY
(In thousands of dollars)          STOCK    CAPITAL       DEFICIT   INVESTMENTS TRANSLATION   STOCK     (DEFICIT)
------------------------------------------------------------------------------------------------------------------
BALANCE NOVEMBER 30, 1992         $13,906    $37,644   $  (208,499)  $  -         $1,326     $(3,335)  $  (158,958)
   Net loss                          -          -       (1,157,368)     -           -           -       (1,157,368)
   Stock options                     -        (1,266)         -         -           -          1,422           156
   Foreign currency translation      -          -             -         -         (1,036)       -           (1,036)
                                  --------------------------------------------------------------------------------
BALANCE NOVEMBER 30, 1993          13,906     36,378    (1,365,867)     -            290      (1,913)   (1,317,206)
   Net income                        -          -           48,749      -           -           -           48,749
   Foreign currency translation      -          -             -         -          1,764        -            1,764
                                  --------------------------------------------------------------------------------
BALANCE NOVEMBER 30, 1994          13,906     36,378    (1,317,118)     -          2,054      (1,913)   (1,266,693)
   Cumulative effect of change in
     accounting for marketable
     securities                      -          -             -        5,377        -           -            5,377
   Net loss                          -          -         (944,171)     -           -           -         (944,171)
   Realized gain on investment       -          -             -       (5,044)       -           -           (5,044)
   Foreign currency translation      -          -             -         -           (777)       -             (777)
                                  --------------------------------------------------------------------------------
BALANCE NOVEMBER 30, 1995         $13,906    $36,378   $(2,261,289)  $   333      $1,277     $(1,913)  $(2,211,308)
                                  ================================================================================




See accompanying notes to consolidated financial statements.

QUARTERLY DATA


(Unaudited)
(In thousands of dollars, except per share)

1995                           FIRST      SECOND      THIRD        FOURTH           YEAR
-----------------------------------------------------------------------------------------
Net Sales                   $197,603    $225,378   $210,723      $214,844       $848,548
-----------------------------------------------------------------------------------------
Operating Income              15,113      19,147     14,022        14,805         63,087
-----------------------------------------------------------------------------------------
Net Income (Loss)             13,032      16,776     23,394(1)   (997,373)(2)   (944,171)
-----------------------------------------------------------------------------------------
Net Income (Loss) Per Share     1.18        1.52       2.12        (90.33)(2)     (85.51)
-----------------------------------------------------------------------------------------
Bid Prices (3)
  High                         23/32        9/32       3/16          7/32          23/32
-----------------------------------------------------------------------------------------
  Low                           1/16        1/32       1/16          3/32           1/32
-----------------------------------------------------------------------------------------
Ask Prices (3)
  High                        1-1/32        1/2       11/32         11/32         1-1/32
-----------------------------------------------------------------------------------------
  Low                           3/16        5/32       3/16          7/32           5/32
-----------------------------------------------------------------------------------------

1994                           First      Second      Third        Fourth           Year
-----------------------------------------------------------------------------------------
Net Sales                   $177,754    $196,994   $186,191      $195,802       $756,741
-----------------------------------------------------------------------------------------
Operating Income              13,781      17,537     14,226        12,737         58,281
-----------------------------------------------------------------------------------------
Net Income                    11,039      14,669     11,733        11,308         48,749
-----------------------------------------------------------------------------------------
Net Income Per Share            1.00        1.33       1.06          1.03           4.42
----------------------------------------------------------------------------------------
Bid Prices (3)
  High                           7/8       13/16       1/2           7/16           7/8
------------------------------------------------------------------------------------------
  Low                           1/16         1/4       7/32          1/16           1/16
-----------------------------------------------------------------------------------------
Ask Prices (3)
  High                         1-3/8       1-1/4        7/8         11/16          1-3/8
-----------------------------------------------------------------------------------------
  Low                           5/32        9/16      15/32           1/4           5/32
-----------------------------------------------------------------------------------------

(1)  The Company realized an $11.5 million gain on the sale of certain equity investments in June 1995.

(2)  In December 1995, the Bankruptcy Court ruled that the estimated aggregate liability on account of present and future asbestos-related personal injury claims is $2.5 billion. Accordingly, the Company recorded a provision of approximately $1.0 billion to increase its asbestos liability subject to compromise to $2.5 billion.

(3)  Effective June 9, 1994, the Company's Common Stock was delisted from the New York Stock Exchange.  It is now trading on the Over-the-Counter Market (trading symbol is EPIHQ).  The sources of all prices are quotations from the pink sheets and the
     OTC Bulletin Board.  The bid and ask quotations represent prices between dealers, do not include retail markup, markdown or commission, and do not represent actual transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.   SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies used in the preparation of the consolidated financial statements are summarized below. These policies conform to generally accepted accounting principles and have been consistently applied.

The Company has accounted for all transactions related to the chapter 11 proceedings in accordance with Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," issued by the American Institute of Certified Public Accountants. Accordingly, Liabilities Subject to Compromise under the chapter 11 proceedings have been segregated on the Consolidated Balance Sheet and are recorded at the amounts that have been or are expected to be allowed on known claims rather than estimates of consideration those claims may receive in a plan of reorganization. In addition, the Consolidated Statement of Income (Loss) separately discloses expenses related to the chapter 11 proceedings.

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

Marketable Securities
Effective December 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115 ("FAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." On November 30, 1995, these investments have been categorized as available for sale and, as a result, are stated at fair value, based generally on quoted market prices. Unrealized holding gains and losses are included as a component of Shareholders' Equity (Deficit) until realized. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Consolidated Statement of Income.

Concentrations of Credit Risk
Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customer base includes all significant automotive manufacturers and their first tier suppliers in North America and Europe. Although the Company is directly affected by the well-being of the automotive industry, management does not believe significant credit risk existed at November 30, 1995.

Inventories
Inventories are valued at the lower of cost or market, which approximates current replacement cost. A substantial portion of domestic inventories are valued using the last-in first-out ("LIFO") method while the balance of the Company's inventories are valued using the first-in first-out method.

Property, Plant and Equipment
The Company records investments in plant, property and equipment at cost.
The Company provides for depreciation of plant and equipment using the straight-line method over the estimated lives of the assets which are generally 20 to 40 years for buildings and 3 to 12 years for machinery and equipment. Improvements which extend the useful life of property are capitalized, while repair and maintenance costs are charged to operations as incurred.

Cost in Excess of Net Assets Acquired
Amounts are being amortized using the straight-line method primarily over 40 years.

Income Taxes
Income taxes are provided based upon income for financial statement purposes. Deferred tax assets and liabilities are established based on the difference between the financial statement and income tax bases of assets and liabilities using existing tax rates.

Foreign Currency Translation
Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. Adjustments resulting from translation of financial statements stated in local currencies generally are excluded from the results of operations and accumulated in a separate component of Shareholders' Equity (Deficit). Gains and losses from foreign currency transactions are included in the determination of net income (loss) and were not material.

Reclassifications
Certain prior year amounts have been reclassified to conform with current year financial statement presentation.

B.  PROCEEDINGS UNDER CHAPTER 11
On January 7, 1991 ("petition date"), Eagle-Picher Industries, Inc. ("Company") and seven of its domestic subsidiaries each filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code ("chapter 11") with the United States Bankruptcy Court for the Southern District of Ohio, Western Division, in Cincinnati, Ohio ("Bankruptcy Court"). Each filing entity, other than EDI, Inc., currently is operating its business as a debtor in possession in accordance with the provisions of the Bankruptcy Code.

An Unsecured Creditors' Committee ("UCC"), an Injury Claimants' Committee ("ICC"), an Equity Security Holders' Committee ("ESC") and a Legal Representative for Future Claimants ("RFC") have been appointed in the chapter 11 cases. An unofficial asbestos co-defendants' committee has also been participating in the chapter 11 cases. In accordance with the provisions of the Bankruptcy Code, these parties have the right to be heard with respect to transactions outside the ordinary course of business. The official committees and the RFC typically are the entities with which the Company would negotiate the terms of a plan of reorganization. In June 1992, a mediator was appointed by the Bankruptcy Court to assist the constituencies in their negotiations.

On November 9, 1993, the Company reached an agreement on the principal elements of a joint plan of reorganization. The agreement was with the ICC and the RFC, the representatives of the holders of present and future asbestos-related personal injury and other toxic tort claims in the Company's chapter 11 case, and was reached with the assistance of the mediator. One of the principal elements of the agreement was a negotiated settlement of the Company's aggregate liability for such claims in the amount of $1.5 billion. As a consequence of this agreement, the Company recorded a provision in the fourth quarter of 1993 of $1.135 billion to increase the asbestos liability subject to compromise to $1.5 billion. The Company also recorded a provision of $41.4 million in 1993 for environmental and other litigation claims.

Throughout 1994, the Company, the ICC and the RFC continued to refine the details of a joint plan of reorganization ("Original Plan"). The Original Plan was filed with the Bankruptcy Court on February 28, 1995. The Original Plan did not have the support of the UCC or the ESC because they did not agree with the amount of the aggregate asbestos liability which had been negotiated and which was used in the Original Plan to determine the allocation of the consideration to be distributed to the unsecured creditor and shareholder classes. As a result of the dispute, the Company was unable to move forward with the Original Plan. In order to resolve this dispute, the Company filed a motion in July 1995 requesting that the Bankruptcy Court estimate the Company's aggregate liability on account of present and future asbestos-related personal injury claims. The Bankruptcy Court ruled in December 1995 that the Company's liability is $2.5 billion ("Estimation Ruling"). The UCC, the ESC and two individual members of the UCC have filed notices of appeal of the Estimation Ruling. The Company does not know whether the Appellate Court will hear the appeals or, if it does, when any decision will be rendered.

The Company intends to file a First Amended Consolidated Plan of Reorganization ("Amended Plan") which will reflect the Estimation Ruling. The Company anticipates that the only substantive modification to the Original Plan will relate to the allocation of the consideration to be distributed under the plan to the various classes of unsecured claims.


The Amended Plan, like the Original Plan, contemplates a resolution of the Company's liability for all present and future asbestos-related personal injury claims and certain other tort claims. These claims will be channeled to and resolved by an independently administered claims trust ("Trust"). The Amended Plan also will provide for the distribution of cash, notes, debentures, and common stock of the reorganized Company to the Trust and to holders of allowed unsecured claims on a pro-rata basis proportionate to the percentage of their claims to the total of the Liabilities Subject to Compromise. Claims entitled to priority under the Bankruptcy Code and convenience claims (general unsecured claims of $500 or less or claims that will be reduced to that amount) will be paid in full, in cash. In addition, it is contemplated that the Amended Plan will resolve and discharge all asbestos property damage claims. Under the Bankruptcy Code, shareholders are not entitled to any distribution under a plan of reorganization unless all classes of pre-petition creditors receive satisfaction in full of their allowed claims or accept a plan which allows shareholders to participate in the reorganized company or to receive a distribution. It is anticipated that under the Amended Plan, existing shareholders will receive no distributions and their shares will be canceled.

Following the Estimation Ruling, the Company recorded a provision of $1.0 billion to increase the asbestos liability subject to compromise to the amount found by the Bankruptcy Court. This resulted in negative shareholders' equity in excess of $2.2 billion. As a result, the Company filed a motion in the Bankruptcy Court in December 1995 seeking an order to direct the United States Trustee to disband the ESC on the basis that existing equity holders do not have an economic interest in the chapter 11 cases. In January 1996, the Bankruptcy Court ruled that the ongoing activities of the ESC shall be limited to pursuing its appeal of the Estimation Ruling.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Liabilities Subject to Compromise have been reported on the basis of the amount of the allowed claims even though it is expected that the distributions under a plan of reorganization with respect to such claims will be lesser amounts.
Upon confirmation of a plan of reorganization, the Company would utilize the "fresh-start" reporting principles contained in SOP 90-7, which would result in adjustments relating to the amounts and classification of recorded assets and liabilities, determined as of the plan confirmation date. Pursuant to the Amended Plan, the ultimate consideration to be received by all unsecured creditors will be substantially less than the amounts shown in the accompanying Consolidated Balance Sheet. Until a plan of reorganization is confirmed, however, the Company cannot be certain of the final terms thereof or the ultimate amount creditors will receive.

Liabilities incurred by the Company as of the petition date and subject to compromise under a plan of reorganization are separately classified in the Consolidated Balance Sheet and include the following:


                                              (In thousands of dollars)
                                                 1995             1994
                                                 ----             ----
     Asbestos liability - Note K            $ 2,502,511      $ 1,499,993
     Long-term debt - Note E                     62,003           62,004
     Accounts payable                            41,236           41,074
     Accrued liabilities - Note L                56,780           54,194
                                              ---------        ---------
                                            $ 2,662,530      $ 1,657,265
                                              =========        =========


The net expense resulting from the Company's chapter 11 filings has been segregated from expenses related to ordinary operations in the accompanying Consolidated Statement of Income (Loss) and includes the following:

                                              (In thousands of dollars)
                                              1995       1994      1993
                                              ----       ----      ----
     Professional fees                      $ 7,047    $ 6,218   $ 5,865
     Debt financing costs                      -           200      -
     Other expenses                             181        296       863
     Interest income                         (5,003)    (3,288)   (2,384)
                                            -------    -------   -------
                                            $ 2,225    $ 3,426   $ 4,344
                                            =======    =======   =======

Interest income is attributable to the accumulation of cash and cash equivalents subsequent to the petition date.

C.  INVENTORIES
Inventories consisted of:

                                               (In thousands of dollars)
                                                  1995            1994
                                                  ----            ----
     Raw materials and supplies                $ 49,358        $ 52,146
     Work-in-process                             27,943          24,907
     Finished goods                              19,470          15,853
                                                -------        --------
                                                 96,771          92,906
     Allowance to value inventory at
        cost on the LIFO method                  13,124          10,924
                                               --------        --------
                                               $ 83,647         $81,982
                                               ========         =======

The percentage of inventories valued using the LIFO method was 75% in 1995 and 81% in 1994. The effects of liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years were not material.

D.  OTHER ASSETS
Other assets consisted of:

                                                  (In thousands of dollars)
                                                    1995               1994
                                                    ----               ----
    Cost in excess of net assets acquired,
      net of accumulated amortization of
      $4,385 in 1995 and $3,973 in 1994          $ 12,382           $ 12,507

    Notes receivable                                5,137              5,778
    Prepaid pension cost - Note I                   7,545              7,879
    Other                                          10,249             10,111
                                                 --------           --------
                                                 $ 35,313           $ 36,275
                                                 ========           ========

Notes receivable include $4,550,000 received as partial consideration for the sale of a division. This note is payable in two equal installments in 1997 and 1998 and bears interest at 8%. Pursuant to the terms of the note, interest is payable semiannually commencing in August 1994. The Company is receiving interest payments in accordance with the terms of the note.

E.  LONG-TERM DEBT AND SHORT-TERM BORROWINGS
The Company has a Bankruptcy Court approved debtor in possession financing agreement which provides a $40,000,000 committed revolving credit facility ("Facility"). The entire amount of the Facility is available for both cash borrowings and letters of credit. The Facility expires on the earlier of December 31, 1996 or the effective date of a plan of reorganization. Letters of credit totaling $30,205,000 and $32,941,000 were outstanding on November 30, 1995 and 1994, respectively, leaving the Company with $9,795,000 and $7,059,000, respectively, in available borrowing capacity under the Facility. There were no cash borrowings under the Facility at any time in 1995 or 1994.

The annual rate of interest under the Facility is the agent bank's prime rate plus 1-1/2%. Fees for letters of credit range up to 2-1/2% per annum and a
commitment fee equal to 1/2% per annum is due on the unused portion.   The
obligations are secured by accounts receivable and inventories and are afforded administrative priority under the Bankruptcy Code. The Company has had sufficient collateral to borrow the maximum amount under the Facility. The Facility also contains affirmative and negative covenants which include, among other things, limitations on capital expenditures and additional borrowings and minimum quarterly and annual cash flow requirements. The Company has been in compliance with these covenants throughout the term of the Facility.

The Company's foreign subsidiaries entered into agreements with various banks which provided lines of credit in the amount of $17,100,000 that expire in 1998. At November 30, 1995, there were $1,200,000 in borrowings outstanding leaving $15,900,000 in available borrowing capacity. The annual rates of interest on these lines of credit range from 3/4% to 1-1/2% over the banks' base rates. Some have no commitment fees; the fees on the others range from
 .25% to .65% per annum on the unused portion. These agreements also contain covenants which include restrictions on dividends and minimum financial requirements. The Company is in compliance with these covenants at November 30, 1995.

Repayments of pre-petition debt obligations may be made only with the approval of the Bankruptcy Court. The Bankruptcy Court has approved payments by the Company with respect to certain pre-petition secured debt obligations in order to provide the holders of such obligations with adequate protection of their interests in their collateral security. These adequate protection payments generally have been in the form of principal payments paid over the remaining lives of the collateral assets in an aggregate amount equal to the determined market value of those assets. The amount by which the original obligation and pre-petition accrued interest exceeds the collateral value is deemed to be a general unsecured claim. These claims are included in Liabilities Subject to Compromise. Interest expense has not been recorded on these obligations for the post-petition period because interest is not payable. Interest on undersecured and other unsecured pre-petition debt obligations would have been $6,971,000, $7,131,000 and $7,299,000 in 1995, 1994, and 1993, respectively.

Due to the chapter 11 filings and the anticipated reorganization, it is not practicable to estimate the fair value of long-term debt which is described below.

     Long-term debt consisted of:

                                                    (In thousands of dollars)
                                                         1995        1994
                                                         ----        ----
     9-1/2% Sinking fund debentures, due
       2017                                          $  50,000   $  50,000
     Industrial revenue bonds                           18,050      18,125
     Secured notes                                      12,161      13,683
     Debt of foreign subsidiaries                        1,949       1,304
     Other                                                 471         514
                                                       -------     -------
                                                        82,631      83,626
     Less:
       Current portion                                   1,525       1,726
       Subject to compromise                            62,003      62,004
                                                       -------     -------

     Long-term debt, less current portion            $  19,103   $  19,896
                                                       =======     =======

     Unsecured debt included in Liabilities
       Subject to Compromise consisted of:

       Sinking fund debentures                       $  50,000    $ 50,000
       Industrial revenue bonds                          7,500       7,500
       Unsecured portion of secured notes                4,131       4,132
       Other                                               372         372
                                                       -------     -------

                                                     $  62,003    $ 62,004
                                                       =======     =======

Interest rates averaged 5% in 1995, 4% in 1994, and 5% in 1993 on the industrial revenue bonds, foreign and other long-term debt on which the Company is obligated to pay interest. These long-term debt amounts are to mature at various dates through 2004.

Long-term debt (excluding amounts subject to compromise) is scheduled to mature as follows: $1,525,000 in 1996, $2,203,000 in 1997, $2,721,000 in 1998,
$1,179,000 in 1999, and $877,000 in 2000. The unsecured portion of long-term debt will be resolved in a plan of reorganization.

During 1995, 1994, and 1993, the Company paid interest of $1,966,000, $1,765,000, and $2,075,000, respectively.

F.  INCOME TAXES
The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), in 1993. The cumulative effect of this change in accounting for income taxes was not material and prior year financial statements were not restated to apply the provisions of FAS 109.

Total income tax benefit for the year ended November 30, 1993 of $1,490,000 consisted of $5,000,000 expense from operations and $6,490,000 tax benefit of the cumulative effect of the change in accounting for postretirement benefits.

The following is a summary of the components of income taxes (benefit) from operations:

                                   (In thousands of dollars)
                                  1995       1994        1993
                                  ----       ----        ----
     Federal - current        $ 20,900   $ 15,600    $ 12,500
             - deferred        (18,900)   (14,000)    (11,800)
     Foreign                     3,400        900       2,700
     State and local             3,900      2,500       1,600
                              --------   --------    --------
                              $  9,300   $  5,000    $  5,000
                              ========   ========    ========

The sources of income (loss) before income tax expense (benefit) and cumulative effect of accounting change are as follows:

                                   (In thousands of dollars)
                                1995        1994         1993
                                ----        ----         ----
     United States           $(941,971)    $ 47,670   $(1,143,312)
     Foreign                     7,100        6,079         3,542
                             ---------     --------    ----------
                             $(934,871)    $ 53,749   $(1,139,770)
                             =========     ========    ==========

The significant components of deferred income tax expense (benefit) attributable to income from operations are as follows:

                                                   (In thousands of dollars)
                                                 1995        1994        1993
                                                 ----        ----        ----
  Deferred tax benefit (exclusive of the
     effects of other components listed
     below)                                 $(351,800)   $   (400)   $(412,900)

  Adjustments to deferred tax assets and
     liabilities for enacted changes in
     tax laws and rates                          -           -          (3,800)

  Change in beginning-of-the-year balance
     of the valuation allowance for
     deferred tax assets                      332,900     (13,600)     404,900
                                             --------    --------     --------

                                             $(18,900)   $(14,000)    $(11,800)
                                             ========    ========     ========

Components of deferred tax balances as of November 30 are as follows:

                                            (In thousands of dollars)
                                               1995            1994
                                               ----            ----
  Deferred tax liabilities:
     Property, plant and equipment          $ (7,820)       $ (6,608)
     Prepaid pension                          (2,641)         (2,758)
     Other                                    (3,338)         (3,371)
                                            --------        --------
       Total deferred tax liabilities        (13,799)        (12,737)
                                            --------        --------
  Deferred tax assets:
     Asbestos liability                      877,171         524,998
     Accrued liabilities (including amounts
       subject to compromise)                 26,246          26,223
     Postretirement benefit liability          7,602           7,375
     Other                                     4,483           4,048
                                            --------        --------
       Total deferred tax assets             915,502         562,644
                                            --------        --------
     Valuation allowance                    (838,879)       (505,983)
                                            --------        --------
        Net deferred tax assets             $ 62,824        $ 43,924
                                            ========        ========

Given the uncertainties surrounding the chapter 11 cases, the Company does not believe that recognition of a significant portion of the deferred tax assets relating to the asbestos liability and other pre-petition liabilities is appropriate at this time. These liabilities have been recorded at the expected amounts of the allowed claims; if the liabilities are settled for lesser amounts, there will be a corresponding reduction in the deferred tax assets and related valuation allowance. A significant portion of the net deferred tax asset recognized at November 30, 1995 is expected to be recovered through the carryback of amounts which will become deductible when the related liabilities are paid. It is expected that the Company will realize the benefits related to these deductions when it emerges from chapter 11. The changes in the valuation allowance result from increased amounts provided for asbestos litigation and other claims net of increases in the amounts recoverable through these carrybacks.

The differences between the total income tax expense from operations and the income tax expense (benefit) computed using the Federal income tax rate were as follows:

                                                  (In thousands of dollars)
                                             1995           1994           1993
                                             ----           ----           ----
   Computed "expected" tax
     expense (benefit)                   $(327,200)     $  18,800      $(398,900)

   Change in valuation allowance           332,900        (13,600)       404,900

   Change in Federal income tax rate          -               -           (3,800)

   Foreign tax rate differential               600         (1,500)         1,300

   State and local taxes, net of
     Federal benefit                         2,500          1,600          1,000

   Other                                       500           (300)           500
                                          --------      ---------      ---------

   Total income tax expense               $  9,300      $   5,000      $   5,000
                                          ========      =========      =========


The Company paid income taxes, net of refunds received, in 1995, 1994, and 1993 of $28,800,000, $18,200,000, and $16,500,000, respectively.

G.  INCOME (LOSS) PER SHARE
The calculation of net income (loss) per share is based upon the average number of common shares outstanding assuming the exercise of stock options. The average number of shares used in the computation of net income (loss) per share was 11,040,932 in 1995 and 1994 and 11,030,515 in 1993.


H.  COMMON STOCK OPTIONS
At November 30, 1995, there were outstanding common stock options under a 1990 and a 1983 plan each authorizing 450,000 shares. The options expire at various dates through 2000. No options could be exercised as of November 30, 1995.

Stock option transactions are summarized as follows:

                                            Shares         Option Price
                                            ------         ------------

       Outstanding at November 30, 1992     597,000      $ 2.50  to $14.25
            Exercised                       (62,500)           $ 2.50
            Expired                         (15,000)           $ 2.50
                                            -------           -------
       Outstanding at November 30, 1993     519,500      $ 2.50  to $14.25
            Expired                         (20,000)           $ 2.50
                                            -------           -------
       Outstanding at November 30, 1994     499,500      $ 2.50  to $14.25
            Expired                          (5,000)           $ 2.50
                                            -------           -------
       Outstanding at November 30, 1995     494,500      $ 2.50  to $14.25


There were 284,274 shares available for future grants at November 30, 1995.

I.  RETIREMENT BENEFIT PLANS
Substantially all employees of the Company and its subsidiaries are covered by various pension or profit sharing retirement plans. The cost of providing retirement benefits was $1,900,000 in 1995, $998,000 in 1994, and $849,000 in
1993.

Plan benefits for salaried employees are based primarily on employees' highest five consecutive years' earnings during the last ten years of employment. Plan benefits for hourly employees typically are based on a dollar unit multiplied by the number of service years.

Net periodic pension expense for the Company's defined benefit plans included the following components:

                                          (In thousands of dollars)
                                    1995          1994          1993
                                    ----          ----          ----
Service cost - benefits earned
   during the period             $  4,001      $  4,684      $  3,924

Interest cost on projected
   benefit obligation              12,972        12,144        12,490

Actual gain on plan assets        (40,975)         (635)      (20,658)

Net amortization and deferral      24,336       (17,052)        3,943
                                 --------      --------      --------

Net periodic pension costs       $    334      $   (859)     $   (301)
                                 ========      ========      ========


The plans' assets consist primarily of listed equity securities and publicly traded notes and bonds. The actual net return on plan assets was 21.2% in 1995, .3% in 1994, and 11.3% in 1993, and generally reflects the performance of the equity and bond markets.

The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet at November 30:

                                           (In thousands of dollars)
                                               1995          1994
                                               ----          ----
Actuarial present value of:
     Vested benefit obligation              $(167,376)    $(143,249)
                                            =========     =========

     Accumulated benefit obligation         $(174,515)    $(148,243)
                                            =========     =========

     Projected benefit obligation           $(191,831)    $(161,089)

Plan assets at fair value                     208,256       178,216
                                            ---------     ---------

Projected benefit obligation
  less than plan assets                        16,425        17,127

Unrecognized net gain                          (1,942)          (72)

Unrecognized prior service cost                 2,244         1,192

Unrecognized net asset                         (9,182)      (10,368)
                                            ---------     ---------

Prepaid pension cost recognized             $   7,545     $   7,879
                                            =========     =========

The discount rate and weighted average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.0% and 4.2%, and 8.0% and 4.2%, respectively, at November 30, 1995 and 1994, respectively. The expected long-term rate of return on assets was 9.0% in 1995 and in 1994. The Company's funding policy is to fund amounts on an actuarial basis to provide for current and future benefits in accordance with the funding guidelines of ERISA.

J.  EMPLOYEE BENEFITS OTHER THAN PENSIONS

In addition to providing pension retirement benefits, the Company makes health care and life insurance benefits available to certain retired employees on a limited basis. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Eligible employees may elect to be covered by these health and life insurance benefits if they reach early or normal retirement age while working for the Company. In most cases, a retiree contribution for health insurance coverage is required. The Company funds these benefit costs primarily on a pay-as-you-go basis.

In the fourth quarter of 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106"). The Company recognized the accumulated postretirement benefit obligation of $19,088,000 retroactively to December 1, 1992 as an accounting change. On an aftertax basis, this charge was $12,598,000 or $1.14 per share. Previously reported quarterly results in 1993 were restated to reflect the adoption of FAS 106 as of December 1, 1992. The adoption of FAS 106 had no impact on consolidated cash flows. The components of expense were as follows:

                                                 (In thousands of dollars)
                                                1995       1994       1993
                                                ----       ----       ----
    Service cost - benefits earned
      during the period                       $   396    $   510    $   467

    Interest cost on accumulated
      postretirement benefit obligation         1,202      1,327      1,394

    Amortization of unrecognized net gain        (179)      -          -
                                              -------    -------    -------

    Net periodic postretirement benefit costs $ 1,419    $ 1,837    $ 1,861
                                              =======    =======    =======


The accumulated postretirement benefit obligation at November 30 consisted of the following components:

                                               (In thousands of dollars)
                                                   1995        1994
                                                   ----        ----
    Retirees and dependents                      $12,021     $13,017

    Eligible active participants                   1,650       1,602

    Other active participants                      5,862       4,823
                                                 -------     -------

    Accumulated postretirement
      benefit obligation                          19,533      19,442

    Unrecognized net gain                          2,187       1,628
                                                 -------     -------

    Accrued postretirement benefit costs         $21,720     $21,070
                                                 =======     =======


Benefit costs were estimated assuming retiree health care costs would initially increase at an 11% annual rate which decreases to an ultimate rate of 6% in 5 years. If this annual trend rate would increase by 1%, the accumulated postretirement obligation as of November 30, 1995 would increase by $2,021,000 with a corresponding increase of $267,000 in the postretirement benefit expense in 1995. The discount rates used in determining the accumulated postretirement obligation at November 30, 1995 and 1994 were 6.5% and 7.5%, respectively.

K.  ASBESTOS LITIGATION AND CLAIMS
As discussed above in Note B, the Company currently intends to file a First Amended Consolidated Plan of Reorganization ("Amended Plan") with the ICC and the RFC. Like the Original Plan filed in 1995, the Amended Plan will provide, among other things, that all present and future asbestos-related personal injury claims will be channeled to and resolved by an independently administered claims trust. Similar plans of reorganization have been confirmed in the chapter 11 cases of certain other companies involved in asbestos litigation. It is also currently contemplated that the Amended Plan will resolve and discharge all asbestos property damage claims.

The asbestos-related claims, which consist of personal injury and property damage claims, are discussed below.

Personal Injury
---------------
Prior to its chapter 11 filing, the Company had been named as a co-defendant in a substantial number of lawsuits brought by present or former insulators, shipyard workers, steel workers, tire workers and other persons alleging damage to their health from exposure to dust from asbestos-containing industrial insulation products. As a result of the chapter 11 filing by the Company, all such litigation is automatically stayed pursuant to section 362 of the Bankruptcy Code. As of the petition date, there were approximately 67,800 asbestos-related personal injury claims outstanding against the Company.

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

In July 1995, the Company filed a motion requesting that the Bankruptcy Court estimate the Company's aggregate liability on account of present and future asbestos-related personal injury claims. The motion was filed because the UCC and the ESC appointed in the Company's chapter 11 cases had not agreed with the amount of such liability previously negotiated for settlement purposes among the Company, the ICC and the RFC. In December 1995, the Bankruptcy Court ruled that the Company's estimated liability for such claims is $2,502,511,000. Appeals have been filed by certain creditors, the UCC and the ESC seeking to have the Bankruptcy Court's ruling overturned. The Company does not know whether the Appellate Court will hear the appeals or, if it does, when any decision may be rendered.

Property Damage
---------------
There were forty-one lawsuits pending against the Company at the end of fiscal 1991 arising from the alleged presence of asbestos-containing products in buildings. The pending lawsuits typically named numerous defendants, were filed in both state and federal courts, and were brought by school districts, cities, states, counties, universities, hospitals and commercial building owners. The lawsuits typically demanded compensation for any costs incurred in identifying, repairing, encapsulating or removing asbestos-containing products, or sought to have the defendants do these things directly. Many lawsuits also sought punitive damages. A few of the pending cases were certified as class actions. Prior to filing its chapter 11 petition, the Company settled seven building related cases for less than $22,000 in the aggregate.

Approximately 1,000 proofs of claim alleging such property damage claims were filed in the chapter 11 cases pursuant to the bar date. These claims include most of those asserted in the lawsuits described above that were pending on the petition date. Many of the other claims also appear to be asserted by claimants similar to those which had commenced pre-petition lawsuits.

In February 1996, after the close of the fiscal year, the hospital members of the American Hospital Association, which filed asbestos-related property damage claims against the Company in the alleged approximate amount of $300 million ("Hospitals"), filed a motion in the Bankruptcy Court seeking an order (a) estimating the aggregate value of all asbestos-related property damage claims against the Company and (b) temporarily allowing such claims for purposes of voting on a plan of reorganization. The motion states that the relief requested is not intended to be a determination by the Bankruptcy Court of the Company's liability, if any, on account of such claims or to assign a permanently fixed value for such claims, but is sought in order to determine the appropriate distribution to creditor classes under a plan of reorganization. Because the motion was just filed, the Company has not yet made a determination as to how it intends to respond. The Company does, however, intend to file with the Bankruptcy Court shortly an objection on various grounds to many asbestos-related property damage claims, including claims filed by the hospitals.

It is anticipated that the Amended Plan will provide alternative methods for treatment of the asbestos-related property damage claims. If the class of asbestos-related property damage claimants votes to accept the Amended Plan, a second trust will be established to resolve the claims and the Company will fund the trust with $3 million in cash. If such class votes to reject the Amended Plan, but the Amended Plan is nevertheless confirmed, such claims will be resolved and discharged pursuant to claims resolution procedures contained in the Amended Plan. These procedures will require such claimants to prove by application of a scientific protocol that the asbestos-containing insulation products for which they are seeking damages were manufactured by the Company.

If the class of asbestos-related property damage claimants rejects the Amended Plan and has its claims resolved through the claims resolution procedures discussed above, the eventual outcome of its claims cannot be reasonably predicted at this time. It should also be noted that the Company may have insurance coverage for certain of these claims.


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

Environmental
-------------
The Company received 1,102 proofs of claim alleging a right to payment because of environmental matters. These claims, relating primarily to various Superfund sites, sought payment aggregating $27.9 billion, of which readily identifiable duplicate claims approximated $27.5 billion. The Company has resolved the majority of these environmental claims through negotiations with the United States Environmental Protection Agency ("USEPA") and the United States Department of Interior ("USDOI"). The USEPA is responsible for resolving, among other things, claims arising from Superfund sites and the USDOI is responsible for resolving the Company's liability for any natural resource damage that may have occurred at the Superfund sites. Natural resource damage is damage caused to the environment or to plants or animals by the release of hazardous materials at Superfund sites. Pursuant to an agreement among the Company, USEPA, USDOI, and certain states, which is subject to the approval of the Bankruptcy Court, the agencies would be afforded allowed pre-petition general unsecured claims aggregating approximately $43.0 million in full satisfaction of all of the Company's alleged liability at most of its known Superfund sites, including any liability for any natural resource damage. This amount has been provided for and is included in Liabilities Subject to Compromise. In exchange for these allowed claims, the agencies and such states would release the Company from liability at these sites and grant the Company protection from claims of other parties that may be co-liable at the sites. The intent of the settlement agreement is to completely resolve all claims against the Company with respect to these sites.

With respect to the small number of sites as to which the USEPA believes that it does not have sufficient information to negotiate a meaningful settlement with the Company, the settlement agreement provides a process which permits any liability with respect to these sites to be resolved in the future when additional information is available. Pursuant to this process, the Company retains all of its rights and defenses as to these sites and may settle or litigate its liability at such future time. The settlement agreement also provides that any future liability of the Company, when fixed, will be satisfied essentially with the same type and amount of consideration that pre-petition general unsecured creditors receive pursuant to a confirmed plan of reorganization in the Company's chapter 11 case.

In November 1995, a hearing was held before the Bankruptcy Court on the Company's motion seeking the approval of the settlement agreement. USEPA and USDOI joined in the motion. Certain parties that may be liable at certain of the sites resolved by the settlement agreement opposed the Company's motion. Such opposition basically seeks increases in the amount of the allowed claims provided in the settlement agreement attributable to the sites where the objectants may have liability. The Company believes, however, that the terms and provisions of the settlement agreement are fair and equitable and that the objections raised have no basis. The Court has not yet ruled on the motion.

Lead Chemicals
--------------
The Bankruptcy Court received 131 timely proofs of claim asserting liability based on personal injury or property damage from lead chemicals allegedly manufactured and sold by the Company. Three additional claims were filed in November 1993, after the 1991 bar date. While some of the timely filed claims did not specify an amount, those that did sought an aggregate of $165 million. All of the timely filed claims which specified an amount of damages have been fully withdrawn without the allowance of any amount by the Company.

The three late filed claims referred to above were filed by the City of New York or its agencies which had filed a pre-petition lawsuit against the Company. In November 1994, the Bankruptcy Court sustained the Company's objection to these claims and disallowed them because they were late filed. No appeal of this ruling was sought by the claimants. As a result, the Company has disposed of all filed lead-related property damage claims. The Company had also filed objections to seven other claims that were filed against it seeking damages for bodily injuries resulting from exposure to lead. Pursuant to the objections, the Company sought an order of the Bankruptcy Court disallowing such claims because the claimants' lawsuits asserting similar claims against other defendants which were not in bankruptcy had been dismissed in the trial court. In June 1995, the Bankruptcy Court disallowed all seven of such claims. Currently, there are 113 remaining timely-filed lead-related personal injury claims that have not been resolved.

The Company believes that it has valid grounds to object to the allowance of all of the remaining lead-related personal injury claims. It is currently contemplated that all lead-related personal injury claims that were filed that are not disposed of pursuant to an objection filed by the Company, and all future lead-related personal injury claims, will be channeled to and resolved by the trust referred to in Note K above, to be established under the Amended Plan for the benefit of holders of personal injury claims resulting from exposure to asbestos or lead- containing products.



Other Litigation
----------------
The Company received, by the 1991 bar date, ninety-two claims arising out of litigation matters other than those related to lead, asbestos or environmental issues. These claims aggregated approximately $1.1 billion. The majority of these claims have been resolved by disallowance, settlement pursuant to Bankruptcy Court authority or by the allowance of a pre-petition general unsecured claim for amounts that are not material to the Company or its operations.


Summary
-------
During the pendency of the chapter 11 cases, any unresolved litigation with respect to pre-petition claims can proceed against the Company only with the express permission of the Bankruptcy Court. The Company intends to defend all litigation claims vigorously in the manner permitted by the Bankruptcy
Code and/or applicable law. All pre-petition claims against the Company arising from litigation must be liquidated or otherwise addressed in the context of the chapter 11 cases. Further, all such claims against the Company will be treated in a plan of reorganization.

The Company has resolved most of the litigation claims that were asserted by the October 31, 1991 bar date for claims other than those arising from the sale of asbestos-containing products. The Company has filed objections to certain of these litigation-based claims which have not been resolved, seeking to reduce the amount of such claims or eliminate them entirely. The Company anticipates filing additional objections to other such claims if they cannot be resolved through negotiation. These objections will be vigorously litigated by the Company pursuant to the provisions of the Bankruptcy Code and applicable law.

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


M.  OTHER INCOME
The Company held certain equity investments having no cost basis, but which had a fair value of approximately $5.4 million when FAS 115 was adopted. A substantial portion of these investments related to shares of stock in a Canadian mining concern that the Company received in 1990 in settlement of certain indebtedness. The Company had previously deemed the investment to be permanently impaired and had recorded a loss on the investment in the amount of its full book value. The price of the stock, however, had recently increased significantly. Substantially all of these investments were sold in June, 1995, resulting in a realized gain of $11.5 million.

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

Consolidated sales to Ford Motor Company amounted to $166,800,000 in 1995, $165,300,000 in 1994, and $148,000,000 in 1993. No other customer accounted for 10% or more of consolidated sales with the exception of General Motors Corporation ("GMC") in 1994 and 1993 when consolidated sales to GMC amounted to $81,400,000 and $73,100,000, respectively.

Consolidated export sales were $92,500,000 in 1995, $76,900,000 in 1994 and $73,200,000 in 1993.

 INDUSTRY SEGMENT INFORMATION

 Years ended November 30
 (In millions of dollars)

                                                      Industrial                 Machinery                     Automotive
                                                1995   1994    1993        1995     1994     1993        1995     1994    1993
                                                ----   ----    ----        ----     ----     ----        ----     ----    ----
 Sales                                         $160.6  $141.4  $132.6      $254.7  $217.0    $171.7      $433.2  $398.3    $357.2
                                               ======  ======  ======      ======  ======    ======      ======  ======    ======
 Operating Income                                15.6    14.5    15.0        24.1    18.8       9.1        42.1    43.7      37.4
                                                 ====    ====    ====        ====    ====       ===        ====    ====      ====
 Identifiable Assets                             80.6    78.2    72.7       112.0   109.8      92.8       217.1   190.6     168.2
                                                 ====    ====    ====       =====   =====      ====       =====   =====     =====
 Depreciation and Amortization                    6.1     5.5     4.9         4.7     4.0       3.4        17.6    16.2      16.2
                                                  ===     ===     ===         ===     ===       ===        ====    ====      ====
 Capital Expenditures                             4.4     7.7     5.6         7.6     6.9       7.4        28.3    21.2      15.4
                                                  ===     ===     ===         ===     ===       ===        ====    ====      ====


                                                   Segment Total                Corporate                        Total
                                                1995   1994    1993        1995     1994     1993       1995     1994    1993
                                                ----   ----    ----        ----     ----     ----       ----     ----    ----

 Sales                                         $848.5  $756.7  $661.5      $    -  $    -    $    -     $848.5  $756.7    $661.5
                                               ======  ======  ======      ======  ======    ======     ======  ======    ======
 Operating Income (Loss)                         81.8    77.0    61.5       (18.7)  (18.7)    (17.7)      63.1    58.3      43.8
                                                 ====    ====    ====
 Provision for Asbestos Ligitation                                       (1,005.5)    -    (1,135.5)  (1,005.5)    -    (1,135.5)
 Provision for Environmental and Other Claims                                 -       -       (41.4)       -       -       (41.4)
 Interest Expense                                                            (1.9)   (1.8)     (2.1)      (1.9)   (1.8)     (2.1)
 Other Income (Expense)                                                      11.6      .6       (.2)      11.6      .6       (.2)
 Reorganization Items                                                        (2.2)   (3.4)     (4.4)      (2.2)   (3.4)     (4.4)
                                                                             =====   =====     =====      -----   -----     -----
 Income (Loss) Before Taxes                                                                             (934.9)   53.7  (1,139.8)(1)
                                                                                                       =======   ====  =========
 Identifiable Assets                            409.7   378.6   333.7       170.4   142.5     125.7      580.1   521.1     459.4
                                                =====   =====   =====       =====   =====     =====      =====   =====     =====
 Depreciation and Amortization                   28.4    25.7    24.5          .3      .4        .5       28.7    26.1      25.0
                                                 ====    ====    ====          ==      ==        ==       ====    ====      ====
 Capital Expenditures                            40.3    35.8    28.4          .3      .1        .1       40.6    35.9      28.5
                                                 ====    ====    ====          ==      ==        ==       ====    ====      ====

(1) Before cumulative effect of accounting changes.

INDEPENDENT AUDITORS' REPORT
----------------------------

The Board of Directors
Eagle-Picher Industries, Inc.:


We have audited the accompanying consolidated balance sheet of Eagle-Picher Industries, Inc. and subsidiaries (debtor in possession, as of January 7, 1991) as of November 30, 1995 and 1994, and the related consolidated statements of income (loss), shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended November 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle-Picher Industries, Inc. and subsidiaries as of November 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 1995 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, on January 7, 1991, Eagle-Picher Industries, Inc. and seven of its domestic subsidiaries each filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court. Although the Company and its operating subsidiaries, other than EDI, Inc., are currently operating their businesses as debtors in possession under the jurisdiction of the Bankruptcy Court, the continuation of their businesses as going concerns is contingent upon, among other things, the ability to formulate a plan of reorganization which will gain approval of the creditors and confirmation by the Bankruptcy Court. The filing under chapter 11 and the continued uncertainty related to claims associated with the Company's sale of asbestos products and certain other litigation, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that may be required in connection with restructuring the Company and its subsidiaries as they reorganize under chapter 11 of the United States Bankruptcy Code.

As discussed in Note J, the Company adopted the provisions of the Financial Accounting Standards Board's SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, on December 1, 1992.



 /s/KPMG Peat Marwick LLP
-------------------------
KPMG Peat Marwick LLP
Cincinnati, Ohio
February 14, 1996

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




 /s/Thomas E. Petry
------------------------
Thomas E. Petry
Chairman and Chief
Executive Officer



 /s/Andries Ruijssenaars
------------------------
Andries Ruijssenaars
President and Chief
Operating Officer



 /s/David N. Hall
------------------------
David N. Hall
Senior Vice President -
Finance

Cincinnati, Ohio
February 14, 1996




MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

1995 COMPARED TO 1994
On a 12% sales increase, operating income increased 8% to $63.1 million in 1995 from $58.3 million in 1994. Comparative sales volume by industry segment showed increases of 14% in the Industrial segment, 17% in the Machinery segment, and 9% in the Automotive segment. Operating income increased 8% in the Industrial segment and 28% in the Machinery segment, but decreased 4% in the Automotive segment. The increase in operating income in the Industrial Segment was shared by all operations within the segment. This segment tends not to experience cyclical swings as its customers serve a range of consumer nondurable markets. The increase in operating income in the Machinery segment was attributable solely to the continuing improvements in both volume and operating efficiencies in the operations making earth moving and material handling equipment. The decrease in operating income in the Automotive segment was due to: 1) intense pricing pressure by major customers demanding price concessions; 2) inability to pass on raw material cost increases on a timely basis; and 3) start-up costs associated with new business.

In December 1995, the Bankruptcy Court estimated the Company's aggregate liability on account of present and future asbestos-related personal injury claims to be $2.5 billion. As a result, the Company recorded a provision in the fourth quarter of 1995 of $1.0 billion to increase the asbestos liability subject to compromise to $2.5 billion.

Interest expense was $1.9 million in 1995 compared to $1.8 million in 1994.

A gain on sale of investments of $11.5 million resulted from the sale of securities which the Company had received several years ago in settlement of financing it had provided to a supplier.

Reorganization items are described in Note B.

The primary components of the income tax provision are described in Note F.


1994 COMPARED TO 1993
On a 14% sales increase, operating income increased 33% to $58.3 million in 1994 from $43.8 million in 1993.

Comparative sales volume by industry segment showed increases of 7% in the Industrial segment, 26% in the Machinery segment, and 12% in the Automotive segment. Operating income decreased 3% in the Industrial segment, but increased 107% in the Machinery segment and 17% in the Automotive segment. The decrease in operating income in the Industrial segment was attributable to pricing pressures on diatomaceous earth products. The increase in operating income in the Machinery segment was primarily associated with improvements in production of a line of heavy-duty forklift trucks. An increase in sales volumes of metal cleaning and finishing equipment also contributed to the increase in operating income in the Machinery segment. The increase in operating income in the Automotive segment was due to: 1) an increase in export sales and stronger performance of our operations in Great Britain and Spain; 2) broader market penetration coupled with record domestic auto production; and 3) favorable product mix heavily weighted toward the light truck, van, and sport utility segment of the market for which several divisions produce components.

In November 1993, the Company reached an agreement on the principal elements of a plan of reorganization with the Injury Claimants' Committee and the Legal Representative for Future Claimants, the representatives of the holders of present and future asbestos-related personal injury and other toxic tort claims in the Company's chapter 11 case. The agreement contemplated a settlement of the Company's liability for all present and future asbestos-related personal injury claims. As a consequence of the proposed settlement, the Company recorded an additional provision of $1.135 billion for all present and future asbestos-related personal injury claims, thereby increasing the asbestos liability subject to the compromise on the Consolidated Balance Sheet to $1.5 billion. In addition, in 1993 a provision of $41.4 million was made for environmental and other litigation claims.

Interest expense decreased to $1.8 million from $2.1 million due primarily to the repayment of certain foreign debt in 1994.

Reorganization items are described in Note B.

The primary components of the income tax provision are described in Note F.


INDUSTRY SEGMENT DATA
Industry segment data for 1995, 1994 and 1993 is summarized on page 30.


FINANCIAL CONDITION
The filing of the petitions for reorganization under chapter 11 on January 7, 1991 had a significant positive impact on the Company's liquidity. The filing stayed all litigation against the Company with respect to pre-petition claims and reduced the cash drain for asbestos litigation. In the third quarter of 1995, the Company filed a motion with the Bankruptcy Court presiding over the Company's chapter 11 case asking the Court to estimate its aggregate liability on account of present and future asbestos-related personal injury claims. In December 1995, the Court ruled on the motion and estimated this liability to be $2.5 billion. As a result, the Company recorded a provision in the fourth quarter of 1995 of $1.0 billion to increase the asbestos liability subject to compromise to $2.5 billion. At November 30, 1995, the balance of Liabilities Subject to Compromise was $2.663 billion. These amounts were recorded based on the expected amount of the allowed claims, not the amounts of consideration that such allowed claims may receive pursuant to a plan of reorganization.

During 1995, there was a $.7 million increase in cash. Operating activities provided $30.5 million. Items which affected cash provided by operations include the following:

1) There was a significant increase in customer tooling costs from $15.0 million at the end of fiscal 1994, to $26.5 million at November 30, 1995. It is common practice in the automotive industry to accumulate customer tooling costs while the tooling is under construction and bill the customer upon its completion. It is anticipated that customer tooling will return to a more traditional level of $10.0 to $12.0 million by the end of 1996, which would generate $14.5 to $16.5 million in cash in the coming fiscal year.

2) There was an increase in working capital, other than customer tooling costs, which was in line with the 12% increase in sales volume.

3) While income tax expense for financial statement purposes was $9.3 million, the Company paid income taxes, net of a small refund, of $28.8 million.

4) The Company incurred interest expenses of $1.9 million and reorganization costs of $2.2 million.

In addition, the Company used cash of $28.7 million, net of an $11.5 million sale of an investment (Note M), for investing activities. The Company had near record ($43.0 million in 1988) capital expenditures of $40.6 million in 1995. This compares to $35.9 million spent in 1994. The capital expenditures in 1995 included $10.3 of an approved $12.0 million expansion of a new coating line for the manufacture of gasket materials which is to be completed in early 1996.

Finally, the Company used $1.0 million of cash for financing activities which included repayment of debt in accordance with adequate protection payments authorized by the Bankruptcy Court, combined with the financing activities of the foreign subsidiaries. As of November 30, 1995, the Company had $82.6 million of long-term debt compared to $83.6 million at the end of the prior year. The disposition of unsecured debt included in liabilities subject to compromise of $62.0 million will be treated in a plan of reorganization.

The Company has a Bankruptcy Court approved debtor in possession financing agreement which provides a $40.0 million committed revolving credit facility. This facility expires the earlier of December 31, 1996 or the effective date of a plan of reorganization. Should a plan not become effective by the end of 1996, the Company would expect to have the current facility extended for as long as necessary. At November 30, 1995, $30.2 million in letters of credit were outstanding under the facility leaving the Company with $9.8 million in available borrowing capacity. There were no cash borrowings in 1995 under the facility.

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

The Company intends to file an amended plan of reorganization with the Bankruptcy Court as soon as practicable. It is contemplated that such plan will provide for a discharge of the Company's pre-petition liabilities (Liabilities Subject to Compromise) and provide the reorganized Company with a capital structure appropriate for an industrial products company which will enable the Company to access financing in the credit and debt markets.

RECENT FASB PRONOUNCEMENTS
During the year, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"). This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss on these assets should be based on the fair value of the assets. FAS 121 is required to be adopted for fiscal years beginning after December 15, 1995. As such, the Company will adopt this standard the sooner of the fiscal year ended November 30, 1997 or the effective date of a plan of reorganization. Management has not fully assessed the impact of FAS 121; however, it is not anticipated that its adoption will have a material impact on the financial statements.

Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), was also issued in 1995. This statement establishes a fair value method of accounting for stock-based compensation plans. Adoption of the fair value method is encouraged; however, entities may elect to continue to account for stock-based compensation plans according to the provisions of Accounting principles Bulletin No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but provide the disclosures related to FAS 123. FAS 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. Accordingly, the Company will adopt this standard the sooner of the fiscal year ended November 30, 1997 or the effective date of a plan of reorganization. As a result of the numerous uncertainties that are inherent in the reorganization process, Management has not assessed the impact that adoption of FAS 123 would have on the financial statements.

SELECTED FINANCIAL DATA

(Unaudited)
(In thousands of dollars, except per share)

-------------------------------------------------------------------------------------------
                               1995         1994          1993        1992        1991
-------------------------------------------------------------------------------------------
Net Sales                    $848,548     $756,741      $661,452    $611,458    $598,631
-------------------------------------------------------------------------------------------
Operating Income               63,087       58,281        43,754      46,560      18,849
-------------------------------------------------------------------------------------------
Income (Loss) Before
  Reorganization Items
  and Taxes                  (932,646)(1)   57,175    (1,135,426)(2)  40,924        (788)
-------------------------------------------------------------------------------------------
Reorganization Items (3)       (2,225)      (3,426)       (4,344)     (9,038)    (12,124)
-------------------------------------------------------------------------------------------
Income (Loss) Before Taxes   (934,871)      53,749    (1,139,770)     31,886     (12,912)
-------------------------------------------------------------------------------------------
Net Income (Loss)            (944,171)      48,749    (1,144,770)(4)  28,886     (15,812)
-------------------------------------------------------------------------------------------
Net Income (Loss) Per Share    (85.51)        4.42(4)    (103.78)(4)    2.63       (1.44)
-------------------------------------------------------------------------------------------
Common Dividend Per Share         -            -             -           -          -
-------------------------------------------------------------------------------------------
Total Assets                  580,073      521,107       459,360     419,435     398,990
-------------------------------------------------------------------------------------------
Long-Term Debt,
  less current portion         19,103(5)    19,896(5)     21,712(5)   25,033(5)   32,001(5)
-------------------------------------------------------------------------------------------

(1)  Includes a provision for asbestos litigation of $1.0 billion in 1995.

(2)  Includes a provision for asbestos litigation of $1.135 billion and a provision for environmental and other claims of $41.4 million in 1993.

(3) On January 7, 1991, the Company and seven of its domestic subsidiaries each filed a petition for relief under chapter 11 of the U.S. Bankruptcy Code.

(4)  Excludes cumulative adjustment for adoption of FAS 106 in 1993 which decreased net income by $12.6 million ($1.14 per share).

(5)  Long-term debt of $62.0 million in 1995, 1994 and 1993 and $61.7 million in 1992, and 1991 has been included in liabilities subject to compromise.